

06016584



Emergis

August 30, 2006



SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549

BCE

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Quarterly report to shareholders, second quarter 2006 dated July 28, 2006.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

JS/sll
Enclosures

1000, rue de Sérigny
Bureau 600
Longueuil, Québec
J4K 5B1


Emergis

>>> Quarterly report to shareholders

Emergis reports financial results for the second quarter of 2006

- Revenue at $40.2 M
- EBITDA[1] at $7.8 M, up 47% from Q2 05 before one-time items
- EPS from continuing operations at $0.03

Montréal, July 28, 2006 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended June 30, 2006. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"Our Health operations made substantial progress during the quarter, with growth in our existing operations at both the revenue and EBITDA levels, the signing of a major contract for a province-wide drug information system in Newfoundland and Labrador, and acquisitions in the electronic health record and pharmacy management systems areas," said François Côté, President and Chief Executive Officer of Emergis. "Total health claims processed grew 9% and Health revenue 14% since June of last year."

"The results of our Finance operations in the second quarter reflected the wind-down of our transition service operations, whose declining revenue stream has concealed growth in other areas of Finance over the past 18 months. Our transition services activities have ended. Of note this quarter was the strong seasonal showing for our mortgage document processing. In addition, we continued to move forward in our plans to expand our mortgage document processing platform across the country," Mr. Côté added.

Net income from continuing operations for the quarter was $3.2 million or $0.03 per share compared to $1.0 million or $0.01 per share excluding one-time items in the second quarter of 2005. The increase was mainly due to lower operating costs resulting from ongoing cost containment efforts. The corresponding figure for the first quarter of 2006 was $3.7 million or $0.04 per share.

Net income for the quarter was $10.2 million or $0.11 per share compared to $11.5 million or $0.11 per share in the second quarter of 2005, and to $3.7 million or $0.04 per share in the first quarter of 2006. Contributions from discontinued operations were recorded in both the current quarter and the second quarter of 2005. The current quarter's contribution related mainly to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health operations and represented $7.0 million or $0.08 per share. The contribution in the second quarter of last year of $9.3 million or $0.09 per share related mainly to a gain on the sale of the Company's eLending U.S. operations.

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[1] See definition of EBITDA at the bottom of page 3

Revenue summary for the quarter

Three-month periods ended June 30, 2006, March 31, 2006, and June 30, 2005, in millions of Canadian dollars:

	Q2 2006	Q1 2006	Q2 2005
Health	25.6	24.9	22.5
Finance	14.6	15.4	18.2
Total revenue	**40.2**	**40.3**	**40.7**

- Revenue for the quarter was $40.2 million compared to $40.7 million in the second quarter of 2005 and compared to $40.3 million in the first quarter of 2006. In the year-over-year and sequential quarterly comparisons, growth in Health operations was offset by lower Finance revenue.
- Health revenue increased 14% on a year-over-year basis due mainly to organic growth in license and professional services relating to the Company's drug information system (DIS) initiative for the government of Newfoundland and Labrador and in claims processing and pharmacy management systems activities. These increases were partly offset by the expiry of a claims transport contract in 2005.
- On a sequential quarterly basis, the increase in Health revenue was due mainly to a higher contribution from licenses and professional services.
- Compared to the second quarter of 2005, Finance revenue decreased mainly due to the wind-down of eInvoicing operations, the expiry of the transition services contract for webdoxs and lower professional services revenue related to Visa Commerce activities.
- Similarly, Finance revenue decreased from the first quarter of 2006 mainly due to the expiry of the transition services contract for webdoxs and lower professional services revenue related to Visa Commerce activities, partly offset by seasonally higher revenue from the Company's mortgage document processing and lien registration operations.

EBITDA[2] summary for the quarter

Three-month periods ended June 30, 2006, March 31, 2006, and June 30, 2005, in millions of Canadian dollars:

	Q2 2006	Q1 2006	Q2 2005
Health	5.3	4.3	3.6
Finance	2.2	3.2	1.7
Core	7.5	7.5	5.3
Non-core	0.3	0.2	-
EBITDA before:	**7.8**	**7.7**	**5.3**
Contract settlements	-	-	1.2
Total EBITDA	**7.8**	**7.7**	**6.5**

- EBITDA was $7.8 million (19% of revenue), up from $5.3 million (13%) before one-time items generated in the second quarter of 2005, reflecting higher contributions from both Health and Finance operations. Compared to the first quarter of 2006, EBITDA increased slightly from $7.7 million, with an increased contribution from Health offset by a decrease from Finance.
- Health EBITDA was $5.3 million (21% of Health revenue) compared to $3.6 million (16%) in the second quarter of 2005 and $4.3 million (17%) in the first quarter of 2006. Compared to 2005, the increase was due mainly to organic growth in claims adjudication, pharmacy management systems, license and professional services revenue related to DIS activities, and to increased investment tax credit estimates for prior years. These increases were partly offset by higher development expenses related to the Company's dental claims adjudication platform and an increase in the proportion of overhead expenses allocated to the Health segment relative to the Finance segment.
- In the sequential quarterly comparison, Health EBITDA increased due to higher contributions from licenses and professional services related to DIS activities, synergies realized with the full integration of the claims transport operations acquired from NDCHealth, the increased investment tax credit estimates mentioned above, and other cost reductions. The impacts were partly offset by additional expenses related to the ongoing development of a dental claims adjudication platform.
- Finance contributed $2.2 million to EBITDA in the quarter (15% of Finance revenue) compared to $1.7 million (9%) in the second quarter of 2005 and to $3.2 million (21%) in the first quarter of 2006. The increase from the second quarter last year resulted from cost containment efforts, from a decrease in the proportion of overhead expenses allocated to our Finance segment relative to our Health segment, and from increased investment tax credit estimates for prior years. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract and lower professional services revenue.

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[2] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before under-noted items" on the consolidated statements of earnings.

- In the sequential quarterly comparison, Finance EBITDA decreased due to the expiry of a transition services contract and a lower contribution from professional services. Seasonally higher activity in the Company's mortgage document processing and lien registration operations mitigated these impacts.
- Non-core operations ceased as of June 30, 2004. However, in both the first and second quarters of 2006, the Company reversed tax provisions that were related to non-core activities.

Financial highlights for the six months

Six-month periods ended June 30, 2006 and 2005, in millions of Canadian dollars:

	Revenue		EBITDA	
	2006	**2005**	**2006**	**2005**
Health	50.5	43.9	9.6	8.0
Finance	30.0	35.3	5.4	3.0
Core before one-time items	80.5	79.2	15.0	11.0
Contract settlements	-	-	-	2.4
Total core	**80.5**	**79.2**	**15.0**	**13.4**
Non-core	-	-	0.5	-
Total	**80.5**	**79.2**	**15.5**	**13.4**

- Revenue at $80.5 million increased slightly compared to the prior year, while EBITDA increased from $13.4 million to $15.5 million. The EBITDA margin was 19% compared to 17% in 2005.
- EBITDA excluding one-time items improved from $11.0 million (14% of revenue) in 2005 to $15.5 million (19% of revenue) in 2006.
- Health operations generated 15% more in revenue than in 2005 mainly as a result of organic growth in claims processing and license and professional services revenue, as well as acquisitions in claims transport and pharmacy management systems.
- Health EBITDA increased from $8.0 million to $9.6 million for the same reasons mentioned for the increase from the second quarter of 2005 to the current quarter. The EBITDA margin for Health was 19% compared to 18% in 2005.
- Finance revenue decreased mainly due to the wind-down of the commercial operations of the Company's eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue related to Visa Commerce. These decreases were partly offset by organic growth in other cash management activities.
- Finance EBITDA excluding one-time items increased from $3.0 million in 2005 to $5.4 million mainly due cost containment efforts, a decrease in the proportion of overhead expenses allocated to the Finance segment relative to the Health segment, and increased investment tax credits estimated for prior years. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of our eInvoicing solution and the expiry of a transition services contract.

- Non-core operations, which included a distribution agreement with Bell Canada for legacy products and other non-core and exited products, ceased as of June 30, 2004. However, in the first two quarters of 2006, the Company reversed a tax provision related to non-core activities which totaled $0.5 million.

Six-month periods ended June 30, 2006 and 2005,
in millions of Canadian dollars, except per share data:

	Net income		EPS	
	2006	**2005**	**2006**	**2005**
Continuing operations before:	6.9	(4.1)	0.07	(0.04)
One-time items	-	2.4	-	0.02
Continuing operations	**6.9**	**(1.7)**	**0.07**	**(0.02)**
Discontinued operations	7.0	7.5	0.08	0.08
Total	**13.9**	**5.8**	**0.15**	**0.06**

- Net income from continuing operations before one-time items improved to $6.9 million or $0.07 per share compared to a loss of $(4.1) million or $(0.04) per share in 2005. This increase was mainly due to the absence in 2006 of a foreign exchange loss present in 2005, lower depreciation, and improvement in overall profitability. Reported net income from continuing operations was $6.9 million or $0.07 per share compared to a net loss of $(1.7) million or $(0.02) per share in 2005.
- Discontinued operations contributed $7.0 million to year-to-date 2006 net income mainly due to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health operations. In 2005, the $7.5 million contribution from discontinued operations related primarily to a gain on sale of its eLending U.S. operations.
- Reported net income improved substantially to $13.9 million or $0.15 per share compared to $5.8 million or $0.06 per share in 2005.
- One-time items included contract settlements in 2005. They did not include accruals or reversals of accruals made in the normal course of business.

Financial position at June 30

Cash on hand at quarter-end, including temporary investments, increased to $134.5 million from $128.0 million at March 31, 2006, reflecting positive cash flow from operations and the receipt of the price adjustment related to the sale of the Company's U.S. Health operations, partly offset by disbursements for the acquisition of FrontLine Solutions and share repurchases under a normal course issuer bid.

Revised financial guidance for 2006

The Company today also increased its financial targets for the year mainly to reflect the impacts of the acquisition of DINMAR and its actual financial performance during the first half of 2006. It has increased its revenue target range of $165 million to $170 million to a range of $172 million to $177 million, EBITDA target range from $28 million to $31 million to a range of

$30 million to $33 million, and EPS from continuing operations from a range of $0.09 to $0.13 to a range of $0.12 to $0.15.

Operating highlights

Newfoundland and Labrador Drug Information System

During the quarter, Emergis signed contracts with the Newfoundland and Labrador Centre for Health Information to deploy and support a comprehensive, province-wide drug information system (DIS) solution, its health integration infrastructure, and a thorough change management program to support the adoption of the solution by health care professionals. These agreements are expected to generate revenue of more than $30 million over the nine-year term of the contracts. The Company expects the solution to go online in the first half of 2008.

These contracts were a significant milestone in the execution of Emergis' strategy for the health care sector and are expected to have far-reaching positive impacts for the Company, including additional opportunities related to DIS and other components of electronic health record (EHR) systems, across the country over the next few years. As a result of these IT initiatives to enhance the public health system, Emergis' value proposition to its clients and the public will move beyond increased process efficiency and lower administrative costs, to improved quality of health care.

A computer-based DIS solution manages clinical data concerning a patient's medication history – prescribed and dispensed drugs, allergies, ongoing drug treatment, etc. It allows authorized pharmacists, physicians and other health care professionals to securely exchange relevant and current information to facilitate accurate prescribing and dispensing. DIS is an important component of the EHR systems that governments across Canada will be deploying in the coming years. Other components include diagnostic imaging and laboratory information systems.

Mortgage loan document processing solution going national

Emergis continued to make progress in its strategy to extend its mortgage solution to lawyers and lenders across Canada, building upon its success in Québec. In June, Emergis reached an agreement with Do Process Software Ltd. of Toronto to integrate Emergis' electronic solution for completing mortgage transactions with Do Process Software's desktop application for lawyers. The five-year agreement will allow Emergis' mortgage solution to be available to approximately 70% of the firms practicing real estate law in Ontario.

eInvoicing patent agreement

During the quarter, Emergis reached an out-of-court settlement with Avista Corporation of Spokane, Washington, related to a claim by Emergis that Avista had infringed on Emergis' electronic invoicing and payment technology patent. The settlement is one of a series of five licenses and settlements that Emergis has signed since the beginning of 2006 in a sustained effort to enforce its intellectual property rights.

Corporate highlights

Acquisition of DINMAR

In early July, the Company acquired DINMAR, an Ottawa-based provider of EHR technology solutions and consulting services to the health care community. With this acquisition, Emergis expanded its health offerings to include a leading EHR solution for hospitals that supports the

integration of a patient's data from different clinical information systems, and facilitates collaboration among health professionals treating the patient from different hospitals within a region. DINMAR's client base complements Emergis' reach into the health community, adding hospitals and associated physicians. The acquisition has also significantly advanced the Company's strategy to form electronic communities within a broad range of health care participants.

The acquisition price for DINMAR was $32 million: $26 million in cash, subject to closing adjustments; and $6 million in Emergis treasury shares, including 0.6 million shares at $5.07 per share at closing and $3 million in shares to be issued in 9 months pending any claims for indemnification. Further consideration of up to $8 million may be paid, contingent upon DINMAR's financial performance exceeding its base targets over the next 12 months. Half of this $8 million contingent consideration can be paid in Emergis shares, at Emergis' option.

Acquisition of FrontLine Solutions

In June, the Company acquired the pharmacy management systems business of FrontLine Solutions Inc. of Toronto for $4.2 million in cash. With this acquisition, Emergis increased its presence in Ontario and now provides pharmacy management systems to some 2,900 pharmacies, or approximately 40% of all pharmacies in Canada. Pharmacy management systems automate the prescription fulfillment process and provide an integrated point-of-service solution for in-store operations.

Normal course issuer bid

During the quarter, the Company repurchased 774,600 shares at $4.87 per share for an aggregate cost of $3.8 million, including expenses, under a normal course issuer bid initiated in March of this year. Total common shares outstanding at June 30, 2006 were 92.6 million.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the second quarter of 2006. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The second quarter of 2006 financial results news release, unaudited financial statements and notes, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2006/july28.asp).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3174478#. An archive version of the webcast will also be available starting at 10:30 a.m. today on www.emergis.com (http://www.emergis.com/en/news_events/events_calendar/july28.asp).

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government

agencies, hospitals, large corporations, real estate lawyers and notaries and approximately 40% of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of July 28, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF JULY 28, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

Information: John Gutpell, 450 928-6856

Consolidated Statements of Earnings



In millions of Canadian dollars, except per share data	For the three month period ended June 30, 2006	For the three month period ended June 30, 2005	For the six month period ended June 30, 2006	For the six month period ended June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	40.2	40.7	80.5	79.2
Direct costs	6.5	7.0	12.9	13.9
Gross margin	33.7	33.7	67.6	65.3
Income from contract settlements (Note 3)	-	1.2	-	2.4
Expenses				
Operations	10.0	10.8	20.8	21.2
Sales and marketing	4.3	5.0	8.8	9.2
Research and development, net	6.4	7.0	13.2	13.6
General and administrative	5.2	5.6	9.3	10.3
	25.9	28.4	52.1	54.3
Earnings before under-noted items	7.8	6.5	15.5	13.4
Depreciation	2.0	3.0	4.1	6.4
Amortization of intangible assets	2.5	2.7	4.9	5.2
Interest income	(1.2)	(0.9)	(2.2)	(1.8)
Interest on long-term debt	0.3	0.4	0.5	0.8
Loss (gain) on sale of assets	-	-	0.1	(0.1)
Loss (gain) on foreign exchange	0.1	(1.4)	0.1	3.8
Income (loss) from continuing operations before income taxes	4.1	2.7	8.0	(0.9)
Income taxes, current	0.9	0.5	1.1	0.8
Net income (loss) from continuing operations	3.2	2.2	6.9	(1.7)
Net income from discontinued operations, net of income taxes (Note 4)	7.0	9.3	7.0	7.5
Net income	10.2	11.5	13.9	5.8
Basic and diluted net income (loss) per share from continuing operations	0.03	0.02	0.07	(0.02)
Basic and diluted net income per share from discontinued operations	0.08	0.09	0.08	0.08
Basic and diluted net income per share	0.11	0.11	0.15	0.06
Weighted-average number of shares outstanding used in computing basic net income (loss) per share (in millions)	93.0	101.9	93.2	102.6
Weighted-average number of shares outstanding used in computing diluted net income (loss) per share (in millions)	93.1	101.9	93.3	102.6

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Deficit


Emergis

In millions of Canadian dollars	For the six month period ended June 30, 2006	For the six month period ended June 30, 2005
	(unaudited)	(unaudited)
Deficit, beginning of period	(1,223.1)	(1,234.6)
Net income	13.9	5.8
Deficit, end of period	(1,209.2)	(1,228.8)

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets


Emergis

In millions of Canadian dollars	As at June 30, 2006	As at December 31, 2005
	(unaudited)	(audited)
Assets		
Current		
Cash and cash equivalents	134.5	77.1
Temporary investments	-	59.8
Accounts receivable	19.7	19.1
Future income taxes	-	0.2
Other current assets	6.9	7.5
	161.1	163.7
Fixed assets	18.5	21.4
Intangible assets	19.5	22.3
Goodwill	57.7	55.8
Other long-term assets	7.8	8.1
	264.6	271.3
Liabilities		
Current		
Accounts payable and accrued liabilities (Note 7)	34.8	47.9
Deferred revenue	1.8	1.0
Deferred credits	0.4	0.4
Current portion of long-term debt	4.5	5.1
	41.5	54.4
Deferred credits and other (Note 7)	5.7	6.5
Future income taxes	-	0.2
Long-term debt	3.0	4.4
	50.2	65.5
Shareholders' equity		
Capital stock (Note 5)	0.1	0.1
Contributed surplus (Note 5)	1,426.3	1,430.2
Deferred stock-based compensation (Note 2)	(1.6)	(0.8)
Deficit	(1,209.2)	(1,223.1)
Foreign currency translation adjustment	(1.2)	(0.6)
	214.4	205.8
	264.6	271.3

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flows



In millions of Canadian dollars	For the three month period ended June 30, 2006	For the three month period ended June 30, 2005	For the six month period ended June 30, 2006	For the six month period ended June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities				
Net income (loss) from continuing operations	3.2	2.2	6.9	(1.7)
Depreciation and amortization	4.5	5.7	9.0	11.6
Loss (gain) on sale of assets	-	-	0.1	(0.1)
Non-cash foreign exchange loss	-	-	-	4.1
Non-cash stock-based compensation (Note 2)	0.5	0.2	0.8	0.8
Deferred stock-based compensation (Note 2)	0.1	-	(1.4)	(0.3)
Other	(0.4)	0.3	-	0.6
Changes in working capital	1.3	(7.1)	(11.5)	(40.7)
Cash flows from (used in) operating activities	9.2	1.3	3.9	(25.7)
Investing activities				
Additions to fixed and intangible assets	(0.7)	(2.8)	(2.3)	(5.6)
Temporary investments	19.9	-	59.8	-
Acquisitions (Note 6)	(4.5)	(2.7)	(4.5)	(15.2)
Cash from businesses acquired	-	-	-	0.1
Proceeds on sale of businesses, net of disposal costs	7.7	25.4	7.3	24.9
Cash flows from investing activities	22.4	19.9	60.3	4.2
Financing activities				
Repayment of long-term debt	(1.2)	(2.0)	(2.5)	(4.3)
Repurchase and issuance of common shares	(3.8)	(10.8)	(4.1)	(11.8)
Cash flows used in financing activities	(5.0)	(12.8)	(6.6)	(16.1)
Foreign exchange loss on cash held in foreign currencies	(0.2)	(0.8)	(0.2)	(0.6)
Cash flows from (used in) continuing operations	26.4	7.6	57.4	(38.2)
Cash flows used in discontinued operations (Note 4)	-	(0.8)	-	(3.9)
Cash and cash equivalents				
Increase (decrease)	26.4	6.8	57.4	(42.1)
Balance, beginning of period	108.1	155.9	77.1	204.8
Balance, end of period	134.5	162.7	134.5	162.7
Supplemental disclosure of cash flow information				
Interest paid	0.3	0.3	0.5	0.7
Income taxes paid	0.1	0.6	1.0	0.8
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	0.5	0.2	0.5	0.4

The accompanying notes are an integral part of the interim consolidated financial statements.

In millions of Canadian dollars, except per share data (unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005 and the notes thereto in the 2005 Annual Report.

1. Summary of significant accounting policies

Basis of presentation

The interim consolidated financial statements of Emergis Inc. ("Emergis") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries.

New accounting standards

In 2005, the Canadian Institute of Chartered Accountants (CICA) issued Section 3831 of the Handbook, Non-Monetary Transactions, effective for transactions initiated in periods beginning on or after January 1, 2006. This section requires the recording of non-monetary transactions at the fair value unless the transaction has no commercial substance, is an exchange of inventory, is a non-monetary, non-reciprocal transfer to owners or is not reliably measurable. The adoption of this new section had no impact on the interim consolidated financial statements.

2. Stock-based compensation plans

Emergis stock options

The Company has granted options to its employees to purchase Emergis common shares under the Emergis Share Option Plan. The exercise price of the options is set at the closing price of the underlying shares on the last trading day prior to the effective date of the grant. Options vest generally over a four-year period starting in the second year after the grant and expire six years after the grant date, except in the case of certain special grants, as mentioned below.

Under a new employee compensation policy which took effect in 2005, regular annual stock option grants have been replaced by awards of restricted stock. Stock options may still be granted in certain cases, at hire or otherwise, if so decided by the Board of Directors.

In November 2005, the Board awarded a special grant of 361,000 performance-based stock options to certain key employees in connection with the adoption of a three-year strategic plan. Options under this special grant may be exercised at any time on or after February 1, 2009, with the participants being able to purchase up to 100% of the total number of optioned shares only if the following two conditions are met: a) the compound annual growth rate for either the Company's total revenue or the Health segment's revenue achieves a certain threshold over the next three years compared to the 2005 actual results and b) at the time of exercise, the closing price of Emergis shares on The Toronto Stock Exchange must have met or exceeded a target price threshold of $8 for at least 21 consecutive trading days during the 12 month-period preceding the date of exercise. The options expire on December 31, 2010.

In millions of Canadian dollars, except per share data (unaudited)

2. Stock-based compensation plans (continued)

The Company employs the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and after. To value the stock options, the Company uses the binomial model for the performance-based stock options and the Black-Scholes option-pricing model for all other stock options. On July 2, 2004, following a $1.45 special cash distribution to shareholders on June 30, 2004, the Company reduced the exercise price for all then outstanding options by $1.47, using a formula prescribed by The Toronto Stock Exchange. No options were granted during the six-month period ended June 30, 2006. The Company recorded an expense of $0.1 million and $0.2 million for the three-month and six-month periods ended June 30, 2006, respectively, ($0.1 million and $0.6 million for the three-month and six-month periods ended June 30, 2005) for outstanding options granted after December 31, 2002.

Stock option plans	**Options**
Stock option plans for common shares at prices ranging from $3.13 to $93.43 per share and expiry dates of up to 2011	1,812,143

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair-value based method of accounting for awards granted in 2002.

	For the three-month period ended June 30		For the six-month period ended June 30	
	2006	2005	2006	2005
Net income, as reported	**10.2**	11.5	**13.9**	5.8
Adjustment to net income	**-**	(0.6)	**(0.1)**	(1.2)
Pro forma net income	**10.2**	10.9	**13.8**	4.6
Pro forma basic and diluted income per share ($)	**0.11**	0.11	**0.15**	0.04

Restricted stock plan

In September 2004, the Board of Directors adopted a restricted stock plan for employees. Under the terms of this plan, the Company, on certain specific dates, funds the purchase of Emergis shares which are held in trust to be released to employees upon fulfilment of a vesting condition. In the first six months of 2006, the Company transferred $1.4 million to the plan trustee for the purchase of Emergis shares. Compensation expense related to the restricted stock plan amounted to $0.4 million and $0.6 million for the three-month and six-month periods ended June 30, 2006, respectively. Included in shareholders' equity is the related deferred stock-based compensation balance of $1.6 million as at June 30, 2006.

In millions of Canadian dollars, except per share data (unaudited)

3. Income from contract settlements

In December 2004, the Company received US$3.4 million ($4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services for such customer in 2005. For the three-month and six-month periods ended June 30, 2005, the Company recorded $0.9 million and $1.8 million, respectively, in revenue for transition services and $1.2 million and $2.4 million, respectively, as a contract settlement.

4. Discontinued operations

In March 2004, the Company completed the sale of its Preferred Provider Organization (PPO) and care management businesses, together representing its U.S. Health operations. In May 2005, the Company completed the sale of its eLending U.S. operations.

In April 2006, the Company received the second and final cash payment of US$6.3 million ($7.1 million) relating to an arrangement in connection with the sale of its former U.S. Health subsidiary. The subsidiary held options to purchase shares of a publicly traded company. While these options remained in the subsidiary when it was sold, the sales agreement included a price adjustment that allowed the Company to retain the economic benefit associated with the exercise of the options or with the purchase of the options by a third party. Pursuant to this arrangement, the Company had previously received a first cash payment of US$9.0 million ($10.9 million) in the second quarter of 2005. The final payment was recorded as a gain on sale and is included in income from discontinued operations in the second quarter of 2006.

The results of operations and cash flows of the U.S. Health and eLending U.S. operations are reported as discontinued operations as a single line item in the interim consolidated financial statements.

In millions of Canadian dollars, except per share data (unaudited)

4. Discontinued operations (continued)

The results of discontinued operations presented in the accompanying interim consolidated statements of earnings, were as follows:

	For the three-month period ended June 30				For the six-month period ended June 30			
	2006	2005			2006	2005		
	U.S. Health	U.S. Health	eLending U.S.	Total	U.S. Health	U.S. Health	eLending U.S.	Total
Revenue	-	-	0.4	0.4	-	-	1.2	1.2
Direct costs	-	-	0.6	0.6	-	-	1.2	1.2
Gross margin	-	-	(0.2)	(0.2)	-	-	-	-
Expenses								
Operations	-	-	0.1	0.1	-	-	0.5	0.5
Sales and marketing	-	-	0.2	0.2	-	-	0.7	0.7
Research and development, net	-	-	0.1	0.1	-	-	0.1	0.1
General and administrative	-	-	0.3	0.3	-	-	0.7	0.7
	-	-	0.7	0.7	-	-	2.0	2.0
Loss before under-noted items			(0.9)	(0.9)			(2.0)	(2.0)
Depreciation	-	-	-	-	-	-	0.1	0.1
Amortization of intangible assets	-	-	0.3	0.3	-	-	0.9	0.9
Gain on sale of assets held for sale	(7.0)	(0.7)	(9.8)	(10.5)	(7.0)	(0.7)	(9.8)	(10.5)
Income before income taxes	7.0	0.7	8.6	9.3	7.0	0.7	6.8	7.5
Income taxes	-	-	-	-	-	-	-	-
Net income from discontinued operations	7.0	0.7	8.6	9.3	7.0	0.7	6.8	7.5

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	For the three-month period ended June 30		For the six-month period ended June 30	
	2006	2005	2006	2005
Operating activities	-	(1.1)	-	(4.3)
Investing activities	-	-	-	-
Financing activities	-	-	-	-
Foreign exchange gain on cash held in foreign currencies	-	0.3	-	0.4
Cash flows used in discontinued operations	-	(0.8)	-	(3.9)

In millions of Canadian dollars, except per share data (unaudited)

4. Discontinued operations (continued)

MultiPlan complaint

In 2004, the Company provided an indemnity to the purchaser in the sales agreement regarding its PPO business. The indemnity covers principally any breach of representations and warranties, and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations, for which there is no deductible and no maximum amount. The Company's representations and warranties remained in force until the end of April 2005, except for claims made before such time and tax and certain other representations, which remain in force until the expiry of the applicable statute of limitations.

In April 2005, MultiPlan, Inc., the purchaser of the PPO business filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has advised the Company that it has settled these hospital claims for an amount of US$750,000. The Company filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, the Company will retain all factual and other defences to the complaint.

The Company remains of the view that the allegations are without merit and is taking all appropriate actions to vigorously defend its position. Fees related to the defence of this claim and any other adjustment related to U.S. Health are recorded in the period incurred and are included in income from discontinued operations.

5. Equity components

The stated capital stock and contributed surplus as at June 30, 2006 are detailed as follows:

Capital stock	Number of shares	Issued and fully paid
Balance at January 1, 2006	93,408,677	0.1
Issue of common shares (a)	375	-
Repurchase of common shares (b)	(839,100)	-
Balance at June 30, 2006	92,569,952	0.1

Contributed surplus	
Balance at January 1, 2006	1,430.2
Repurchase of common shares (b)	(4.1)
Amount related to stock-based compensation (c)	0.2
Balance at June 30, 2006	1,426.3

In millions of Canadian dollars, except per share data (unaudited)

5. Equity components (continued)

(a) 375 stock options were exercised to purchase 375 common shares for cash consideration of $2 thousand.

(b) Under the terms of a normal course issuer bid in effect as of March 2, 2006, the Company repurchased 839,100 shares for total consideration of $4.1 million, including related expenses. All 839,100 shares were settled, paid and cancelled as at June 30, 2006. This amount reduced contributed surplus.

(c) During the six-month period ended June 30, 2006, the Company expensed $0.2 million relating to stock options. This amount was attributed to contributed surplus.

Normal course issuer bid

Following the expiry of a normal course issuer bid on February 15, 2006, the Company initiated a second normal course issuer bid on March 2, 2006 through the facilities of The Toronto Stock Exchange. Purchases made pursuant to the bid will not exceed 5,970,000 common shares, representing approximately 10% of the public float as at February 17, 2006. The common shares acquired pursuant to the bid will be cancelled. Purchases under the bid may continue until March 1, 2007, unless terminated earlier. During the six-month period ended June 30, 2006, the Company repurchased 839,100 shares under the second bid for total consideration of $4.1 million, including related expenses. These shares were all settled, paid and cancelled in the semester. No purchases were made during the first quarter under the first bid.

6. Acquisitions

The acquisition described below was accounted for using the purchase method. The results of operations have been included in the Company's results since the date of acquisition. The purchase price allocated to the customer relationships is being amortized over a five-year period. The Company expects to finalize the purchase price allocation during 2006. The total purchase price of the acquisition was preliminarily allocated as follows:

Total purchase price allocation:	FrontLine Solutions
Current assets	0.1
Current liabilities	(0.3)
Deferred revenue	(0.4)
Allocation of excess of purchase price:	
Customer relationships	1.9
Goodwill	3.1
Cost of acquisition	4.4

FrontLine Solutions

On May 26, 2006, the Company acquired certain assets and assumed certain liabilities of the pharmacy management services business of FrontLine Solutions Inc. for cash consideration of $4.2 million. The Company also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to integration costs. The pharmacy management services business, based in Ontario, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

In millions of Canadian dollars, except per share data (unaudited)

6. Acquisition (continued)

National Data Corporation of Canada

In March 2005, the Company acquired all the issued and outstanding shares of National Data Corporation of Canada, for total consideration of $14.3 million, including transaction costs, subject to certain conditions. In March 2006, the purchase price was reduced by $0.6 million as a result of successful post-closing indemnification claims by the Company. The reduction was recorded against goodwill.

7. Restructuring and other charges

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at June 30, 2006.

	2004	2003 and 2002	Total
Balance, as at January 1, 2006	3.5	2.9	6.4
Payments made for the six-month period	(1.5)	(1.4)	(2.9)
Balance, as at June 30, 2006	2.0	1.5	3.5

The balance of the restructuring provisions as at June 30, 2006 was $3.5 million, of which $1.3 million is included in accounts payable and accrued liabilities, and $2.2 million is included in long-term deferred credits and other.

8. Net income per share

The reconciliation of diluted net income (loss) from continuing operations and net income per share for the three-month and six-month periods ended June 30 is presented below:

	For the three-month period ended June 30, 2006			For the six-month period ended June 30, 2006		
	Net income (numerator)	Number of shares (denominator)	Per share amount ($)	Net income (numerator)	Number of shares (denominator)	Per share amount ($)
Net income from continuing operations attributable to common shareholders	3.2	92,957,402	0.03	6.9	93,150,806	0.07
Dilutive options		168,357			159,793	
Net income from continuing operations attributable to common shareholders and assumed conversions	3.2	93,125,759	0.03	6.9	93,310,599	0.07
Net income attributable to common shareholders	10.2	92,957,402	0.11	13.9	93,150,806	0.15
Dilutive options		168,357			159,793	
Net income attributable to common shareholders and assumed conversions	10.2	93,125,759	0.11	13.9	93,310,599	0.15

In millions of Canadian dollars, except per share data (unaudited)

8. Net income per share (continued)

	For the three-month period ended June 30, 2005			For the six-month period ended June 30, 2005		
	Net income (numerator)	Number of shares (denominator)	Per share amount ($)	Net (loss) income (numerator)	Number of shares (denominator)	Per share amount ($)
Net income (loss) from continuing operations attributable to common shareholders	2.2	101,871,929	0.02	(1.7)	102,582,948	(0.02)
Dilutive options		-			(a)	
Net income (loss) from continuing operations attributable to common shareholders and assumed conversions	2.2	101,871,929	0.02	(1.7)	102,582,948	(0.02)
Net income attributable to common shareholders	11.5	101,871,929	0.11	5.8	102,582,948	0.06
Dilutive options		-			(a)	
Net income attributable to common shareholders and assumed conversions	11.5	101,871,929	0.11	5.8	102,582,948	0.06

(a): No dilutive effect on loss from continuing operations or net loss.

The following securities were excluded from the calculation of diluted net income (loss) from continuing operations per share and net income per share as their effect would have been anti-dilutive or because the average market value of the underlying shares was less than the exercise price of the securities.

	For the three-month period ended June 30		For the six-month period ended June 30	
(number of shares)	2006	2005	2006	2005
Non-dilutive options	1,157,643	1,929,696	1,157,643	1,928,735
Dilutive options	n/a	n/a	n/a	961

9. Operating segment information

The Company currently operates under two reporting segments - Health and Finance.

Health: The Company's main business activities in the health segment are the adjudication of drug claims and the transport of drug and dental claims primarily on behalf of Canadian insurance companies. The Company also operates a claims processing platform that was developed for the largest workers' compensation board in the country. In addition, the Company delivers pharmacy management solutions that automate the prescription fulfilment process and in-store operations. The Company is currently developing a secure medical claims adjudication solution and a drug information system.

In millions of Canadian dollars, except per share data (unaudited)

9. Operating segment information (continued)

Finance: This segment offers finance-related electronic business solutions to financial institutions, large corporations, and the real estate legal community. The focus of this business segment is on cash management solutions, the electronic processing and registration of loan documents, and debit and credit card authorizations.

Non-core: Non-core operations ceased as of June 30, 2004. However, in 2005 and 2006, the Company reversed certain tax provisions related to these operations.

The table below shows the continuing operations and goodwill of each of the segments:

	For the three-month period ended June 30							
	Health		Finance		Non-core		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenue	25.6	22.5	14.6	18.2	-	-	40.2	40.7
Direct costs	4.2	4.2	2.4	2.8	(0.1)	-	6.5	7.0
Gross margin	21.4	18.3	12.2	15.4	0.1	-	33.7	33.7
EBITDA [1]	5.3	3.6	2.2	2.9	0.3	-	7.8	6.5
Goodwill as at June 30	47.0	44.2	10.7	11.9	-	-	57.7	56.1

	For the six-month period ended June 30							
	Health		Finance		Non-core		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenue	50.5	43.9	30.0	35.3	-	-	80.5	79.2
Direct costs	8.9	8.9	4.2	5.0	(0.2)	-	12.9	13.9
Gross margin	41.6	35.0	25.8	30.3	0.2	-	67.6	65.3
EBITDA [1]	9.6	8.0	5.4	5.4	0.5	-	15.5	13.4
Goodwill as at June 30	47.0	44.2	10.7	11.9	-	-	57.7	56.1

[1] The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, and income taxes. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items in the consolidated statement of earnings.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies. The Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segment. In addition, asset allocation is not used by the Company in its management reporting for decision-making purposes.

In millions of Canadian dollars, except per share data (unaudited)

9. Operating segment information (continued)

Geographic information

The table below sets out certain geographic information relative to the Company's revenue from continuing operations:

Revenue	For the three-month period ended June 30				For the six-month period ended June 30			
	2006		2005		2006		2005	
Canada	**38.3**	**95%**	36.1	**89%**	**76.0**	**94%**	69.4	88%
United States	**1.9**	**5%**	4.6	**11%**	**4.5**	**6%**	9.8	12%
Total	**40.2**	**100%**	40.7	**100%**	**80.5**	**100%**	79.2	100%

10. Guarantees

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the Accounting Guideline AcG-14 Disclosure of Guarantees definition of a guarantee. These guarantees or indemnities are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

Business dispositions and sale of assets

In the context of business dispositions or the sale of assets, the Company usually provides certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

The amount of such indemnities will generally be limited by the agreement. As at June 30, 2006, the maximum potential exposure under these guarantees represented a cumulative amount of approximately $71.9 million, except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made no later than July 1, 2007, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. An amount of $0.7 million has been accrued on the consolidated balance sheet as at June 30, 2006 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

In millions of Canadian dollars, except per share data (unaudited)

10. Guarantees (continued)

Other indemnification agreements

In addition, the Company provides indemnities to other parties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the other parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the other parties to the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay other parties. While some of the agreements specify a maximum potential exposure based on fees paid by other parties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the period ended June 30, 2006. Historically, the Company has not made any significant payments under such indemnification agreements.

11. Subsequent event

On July 7, 2006, the Company acquired all the issued and outstanding shares of DINMAR Consulting Inc. The acquisition price for DINMAR was $32 million: $26 million in cash, subject to closing adjustments; and $6 million in Emergis treasury shares of which $3 million in shares were issued at closing (0.6 million shares at $5.07 per share, the per share value being calculated as per the agreement) and $3 million in shares (0.6 million shares at $5.07 per share) to be issued in 9 months pending any claims for indemnification. Further consideration of up to $8 million may be paid, contingent upon DINMAR's financial performance exceeding its base targets over the next 12 months. Half of this $8 million contingent consideration can be paid in Emergis shares, at Emergis' option. DINMAR, based in Ottawa, is a provider of electronic health record technology solutions and consulting services to the health care community.

EMERGIS INC.

Management's discussion and analysis of financial condition and results of operations for the six months ended June 30, 2006

This management's discussion and analysis (MD&A) provides our review of the Company's performance and financial condition and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the second quarter of 2006 and 2005, with the MD&A in the 2005 Annual Report including the section on risks and uncertainties, with the audited consolidated financial statements for 2005 and the notes thereto in the 2005 Annual Report filed on the SEDAR website at www.sedar.com and available on our website at www.emergis.com. The risk factors set out in the MD&A in our 2005 Annual Report and in our 2005 Annual Information Form filed with the Canadian regulatory authorities are herein incorporated by reference and remain substantially unchanged.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking statements

Certain information in this MD&A, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this MD&A describes our expectations as at July 28, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, amongst others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this MD&A, we do not assume any significant acquisitions, dispositions or one-time items. We do assume however the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in our 2005 Annual Report and to our 2005 Annual Information Form (risks and uncertainties) filed with the Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A REPRESENTS OUR EXPECTATIONS AS AT JULY 28, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, WE EXPRESSLY DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Definitions

Recurring and non-recurring revenue: Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, cash management, electronic processing and registration of loan documents, and electronic document exchange. Recurring revenue also includes hardware sales, pharmacy software license fees, fixed and/or user-based monthly charges, primarily for hosting and securing network services, maintenance and activation fees, and interest earned on amounts held on behalf of customers and third-parties. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for customers, and one-time software and patent license fees.

Our revenue recognition policy is disclosed in Note 2 to our 2005 consolidated financial statements found in the 2005 Annual Report.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax rate adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

Non-GAAP financial measures

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as earnings before under-noted items on the consolidated statements of earnings. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles EBITDA excluding one-time items to EBITDA:

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
EBITDA excluding one-time items	**7.8**	5.3	**15.5**	11.0
Income from contract settlements	**-**	1.2	**-**	2.4
EBITDA	**7.8**	6.5	**15.5**	13.4

Net income (loss) from continuing operations excluding one-time items: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations:

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Net income (loss) from continuing operations excluding one-time items	**3.2**	1.0	**6.9**	(4.1)
Income from contract settlements	**-**	1.2	**-**	2.4
Net income (loss) from continuing operations	**3.2**	2.2	**6.9**	(1.7)

Financial highlights

Consolidated statements of earnings

Three months ended June 30, 2006 compared to the three months ended June 30, 2005

- Total revenue was $40.2 million in 2006 compared to $40.7 million in 2005 due to lower Finance revenue, partially offset by higher Health revenue.
- Revenue derived from recurring sources decreased from 95% in 2005 to 91% in 2006 mainly due to the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract, and an increase in license and professional services revenue in our Health segment.
- Health revenue grew by 14% in 2006 in comparison to 2005 mainly due to organic growth in license and professional services related to our drug information system (DIS) activities and in claims adjudication and pharmacy management services. These increases were partly offset by the expiry of a claims transport contract in December 31, 2005.

- Finance revenue decreased by 20% in 2006 in comparison to 2005 mainly due to the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue in our Visa Commerce activities.
- EBITDA excluding one-time items increased to $7.8 million in 2006 from $5.3 million in 2005. This was accomplished as a result of cost containment efforts, which included increased scientific research and experimental development (SR&ED) investment tax credits estimated for prior years, coupled with lower telecom and facilities costs. This increase was partly offset by the expiry of certain eInvoicing contracts in 2005.
- Reported net income from continuing operations was $3.2 million or $0.03 per share in 2006 compared to $2.2 million or $0.02 per share in 2005. This increase was mainly due to improvement in overall profitability and lower depreciation, partly offset by the absence in 2006 of a foreign exchange gain present in 2005.
- Total net income was $10.2 million or $0.11 per share in 2006 compared to $11.5 million or $0.11 per share in 2005.

Six months ended June 30, 2006 compared to the six months ended June 30, 2005

- Total revenue was $80.5 million in 2006 compared to $79.2 million in 2005 mainly due to higher Health revenue, partially offset by lower Finance revenue.
- Revenue derived from recurring sources decreased from 95% in 2005 to 91% in 2006 mainly due to the wind-down of the commercial operations of our eInvoicing solution, coupled with an increase in professional services revenue.
- Health revenue grew by 15% in 2006 in comparison to 2005 mainly due to (i) organic growth in claims adjudication services and license and professional services related to our DIS activities, and (ii) acquisitions in claims transport and pharmacy management services.
- Finance revenue decreased by 15% in 2006 in comparison to 2005 mainly due to the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue in our Visa Commerce activities. These decreases were partly offset by organic growth in our cash management activities.
- EBITDA excluding one-time items was $15.5 million in 2006 compared to $11.0 million in 2005. This increase was principally attributable to our cost containment efforts, which included increased SR&ED investment tax credits estimated for prior years, coupled with lower facilities and hardware maintenance costs.
- Reported net income from continuing operations was $6.9 million or $0.07 per share in 2006 compared to a loss of $(1.7) million or $(0.02) per share in 2005. This increase was mainly due to the absence in 2006 of a foreign exchange loss present in 2005, lower depreciation, and improvement in overall profitability.
- Total net income was $13.9 million or $0.15 per share in 2006 compared to $5.8 million or $0.06 per share in 2005.

Consolidated balance sheets

June 30, 2006 compared to December 31, 2005

- Cash, cash equivalents and temporary investments on hand decreased from $136.9 million at December 31, 2005 to $134.5 million at June 30, 2006, mainly due to a decrease in accounts payable and accrued liabilities, the acquisition of the pharmacy management services business of FrontLine Solutions Inc., and the repurchase of common shares pursuant to a normal course issuer bid (NCIB). This decrease was partly offset by net earnings from operations and cash received as an adjustment to the sale price for our U.S. Health operations in 2004.

- Our balance sheet reflects a current ratio (ratio of current assets to current liabilities) of 3.9 times in June 2006, compared to 3.0 times in December 2005, and positive working capital of $119.6 million compared to $109.3 million in 2005. The decrease in current assets from $163.7 million in 2005 to $161.1 million in 2006 is mainly attributable to the change in cash, cash equivalents and temporary investments noted above. Current liabilities decreased from $54.4 million in 2005 to $41.5 million in 2006 mainly due to reductions in accounts payable and accrued liabilities.

Consolidated statements of cash flows

Three months ended June 30, 2006 compared to the three months ended June 30, 2005

- Cash flows from operating activities in 2006 increased to $9.2 million from $1.3 million in 2005, mainly due to decreases in working capital requirements including decreased disbursements related to past restructuring initiatives.
- Cash flows from investing activities resulted in net inflows of $22.4 million in 2006, of which $19.9 million was due to temporary investments which matured in the current period. An additional inflow due to a price adjustment on the sale of our U.S. Health operations in 2004 was partly offset by the acquisition of the pharmacy management services business of FrontLine Solutions Inc. In 2005, net inflows of $19.9 million were mainly due to proceeds received from the sale of our eLending U.S. operations and a price adjustment on the sale of our U.S. Health operations in 2004. These cash inflows were partly offset by additions to capital assets and the acquisition of NDC Health Corporation's Canadian pharmacy management services business.
- Cash flows used in financing activities resulted in net outflows of $5.0 million in 2006 compared to net outflows of $12.8 million in 2005. The outflows in both years were attributable to the repurchase of shares as part of two NCIBs and the repayment of long-term debt.

Six months ended June 30, 2006 compared to the six months ended June 30, 2005

- Operating activities in 2006 resulted in cash inflows of $3.9 million compared to cash outflows of $25.7 million in 2005 mainly due to decreases in working capital requirements including decreased disbursements related to past restructuring initiatives and improved operating performance.
- Cash flows from investing activities resulted in net inflows of $60.3 million in 2006, of which $59.8 million related to temporary investments which matured in the six months period ended June 30, 2006. An additional inflow due to a price adjustment on the sale of our U.S. Health operations in 2004 was partly offset by the acquisition of the pharmacy management services business of FrontLine Solutions Inc. In 2005, net inflows of $4.2 million were mainly due to proceeds received on the sale of our eLending U.S. operations and a price adjustment on the sale of our U.S. Health operations in 2004, partly offset by the acquisitions of NDCHealth Corporation's Canadian claims transport and pharmacy management services businesses.
- Cash flows used in financing activities resulted in net outflows of $6.6 million in 2006 compared to net outflows of $16.1 million in 2005. The outflows in both years were attributable to the repurchase of shares as part of two NCIBs and the repayment of long-term debt.

Corporate highlights

Acquisition of FrontLine Solutions Inc.

On May 26, 2006, we acquired certain assets and assumed certain liabilities of the pharmacy management services business of FrontLine Solutions Inc. for cash consideration of $4.2 million. We also incurred transaction costs in the amount of $0.2 million in connection with the acquisition, relating mostly to integration costs. The pharmacy management services business, based in Ontario, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations.

Price adjustment to U.S. Health divestiture

In April 2006, we received the second and final cash payment of US$6.3 million (C$7.1 million) as an adjustment to the price received for our former U.S. Health subsidiary which we sold in 2004. We had previously received the first cash payment of US$9.0 million (C$10.9 million) in the second quarter of 2005. Resulting gains on sale of $1.2 million and $7.1 million were recorded for the first and second cash payments received, respectively, and are included in income from discontinued operations.

Normal course issuer bid

In February 2006, we announced a second NCIB commencing March 2, 2006 and terminating March 1, 2007. Purchases made pursuant to the bid will not exceed 5,970,000 common shares. As at July 28, 2006, 839,100 common shares had been repurchased and cancelled under this second bid at an average price of $4.88 per share for an aggregate cost, including related expenses, of $4.1 million.

Results of operations

Revenue for the quarter

Revenue by customer segment

Three months ended June 30, 2006 compared to the three months ended June 30, 2005

				2006				2005
	Recurring	**Non-Recurring**	**Total**	**% of total**	Recurring	Non-recurring	Total	% of total
Health	**23.6**	**2.0**	**25.6**	**64**	22.3	0.2	22.5	55
Finance	**12.8**	**1.8**	**14.6**	**36**	16.5	1.7	18.2	45
Total	**36.4**	**3.8**	**40.2**	**100**	38.8	1.9	40.7	100

Total revenue generated in 2006 was $40.2 million compared to $40.7 million in 2005. Recurring revenue decreased from $38.8 million in 2005 to $36.4 million in 2006 due to a decline in the Finance segment, partly offset by growth in the Health segment. Recurring revenue represented 91% of total revenue in 2006, a decrease from 95% in 2005, mainly due to the wind-down of the commercial operations of our e-Invoicing solution, the expiry of a transition services contract, and an increase in license and professional services revenue in the Health segment.

U.S. sourced revenue decreased to 5% of total revenue in 2006 from 11% in 2005, mainly due to the aforementioned wind-down of our eInvoicing operations.

Health: Health revenue grew by 14% in 2006 in comparison to 2005 principally due to organic growth in license and professional services related to our DIS activities and in claims adjudication and pharmacy management services. These increases were partly offset by the expiry of a claims transport contract in December 31, 2005. Revenue derived from recurring sources decreased from 99% in 2005 to 92% in 2006 mainly due to the aforementioned increase in license and professional services revenue.

Finance: Finance revenue decreased by 20% in 2006 in comparison to 2005 mainly due to the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue in our Visa Commerce activities. Recurring revenue represented 88% of total Finance revenue, a decrease from 91% in 2005, mainly due to the aforementioned wind-down of our e-Invoicing operations and expiry of a transition services contract.

Revenue year-to-date

Revenue by customer segment

Six months ended June 30, 2006 compared to the six months ended June 30, 2005

				2006				2005
	Recurring	Non-Recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Health	**47.3**	**3.2**	**50.5**	**63**	42.9	1.0	43.9	55
Finance	**25.8**	**4.2**	**30.0**	**37**	32.4	2.9	35.3	45
Total	**73.1**	**7.4**	**80.5**	**100**	75.3	3.9	79.2	100

Total revenue generated in 2006 was $80.5 million compared to $79.2 million in 2005 due to higher Health revenue, partially offset by lower Finance revenue. Recurring revenue represented 91% of total revenue in 2006, a decrease from 95% in 2005, mainly due to the wind-down of the commercial operations of our eInvoicing solution and an increase in license and professional services revenue.

U.S. sourced revenue decreased to 6% of total revenue in 2006 from 12% in 2005, mainly due to the wind-down of the commercial operations of our eInvoicing solution.

Health: Health revenue grew by 15% in 2006 in comparison to 2005 mainly due to (i) organic growth in claims adjudication services and license and professional services related to our DIS activities, and (ii) acquisitions in claims transport and pharmacy management services. Recurring revenue in Health represented 94% of total Health revenue in 2006, a decrease from 98% in 2005, mainly attributable to the aforementioned increase in license and professional services revenue.

Finance: Finance revenue decreased by 15% in 2006 in comparison to 2005 mainly due to the wind-down of the commercial operations of our eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue in our Visa Commerce activities. These decreases were partly offset by organic growth in our cash management activities. Recurring revenue in Finance represented 86% of total Finance revenue, a decrease from 92% in 2005, mainly due to the aforementioned wind-down of our e-Invoicing operations and expiry of a transition services contract.

Income from contract settlements

For the three-month and six-month periods ended June 30, 2005, we recorded $1.2 million and $2.4 million, respectively, in contract settlements.

Direct costs and gross margin

Three months ended June 30, 2006 compared to the three months ended June 30, 2005

	Health		Finance		Non-core		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Revenue	**25.6**	22.5	**14.6**	18.2	**-**	-	**40.2**	40.7
Direct costs	**4.2**	4.2	**2.4**	2.8	**(0.1)**	-	**6.5**	7.0
Gross margin	**21.4**	18.3	**12.2**	15.4	**0.1**	-	**33.7**	33.7
Gross margin %	**84%**	81%	**84%**	85%	**-**	-	**84%**	83%

Six months ended June 30, 2006 compared to the six months ended June 30, 2005

	Health		Finance		Non-core		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Revenue	**50.5**	43.9	**30.0**	35.3	**-**	-	**80.5**	79.2
Direct costs	**8.9**	8.9	**4.2**	5.0	**(0.2)**	-	**12.9**	13.9
Gross margin	**41.6**	35.0	**25.8**	30.3	**0.2**	-	**67.6**	65.3
Gross margin %	**82%**	80%	**86%**	86%	**-**	-	**84%**	82%

Direct costs include telecommunications costs relating to services provided to customers, the cost of products or services purchased specifically for customer projects, royalties payable to third parties pertaining to certain products and personnel costs for the installation and integration of specific customer projects directly related to revenue.

On a quarterly and year-to-date basis, the increase in the Health gross margin was mainly due to the expiry of a low-margin claims transport contract in 2005, partly offset by acquisitions which had higher direct costs associated with them. The gross margin in the Finance segment was similar to that in 2005 for both the quarter and year-to-date.

Operating expenses

Three and six months ended June 30, 2006 compared to the three and six months ended June 30, 2005

	Three-month period ended June 30				Six-month period ended June 30			
	2006		2005		**2006**		2005	
	$	% of revenue	$	% of revenue	$	% of revenue	$	% of revenue
Operations	**10.0**	**25**	10.8	27	**20.8**	**26**	21.2	27
Sales and marketing	**4.3**	**11**	5.0	12	**8.8**	**11**	9.2	12
Research and development	**6.4**	**16**	7.0	17	**13.2**	**16**	13.6	17
General and administrative	**5.2**	**13**	5.6	14	**9.3**	**12**	10.3	13
Total	**25.9**	**64**	28.4	70	**52.1**	**65**	54.3	69
Employees - continuing operations, end of quarter	**847**		859		**847**		859	

Operations: Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, telecommunications costs, and facilities costs associated with each line of business. Expenses have decreased for the quarter mainly due to a reduction in facilities, hardware maintenance, and telecommunications costs. For the year-to-date, expenses have decreased mainly due to lower hardware maintenance and facilities costs, coupled with the reversals of certain tax provisions in our non-core segment. These expense reductions were partly offset by acquisitions.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as consultancy, promotional, trade show and other expenses related to the development of active and future solutions. Expenses have decreased both for the quarter and year-to-date principally due to lower consultancy costs. For the year-to-date, the decrease was partly offset by acquisitions and higher average staff costs.

Research and development: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. For the quarter and year to date, expenses have decreased mainly due to increased SR&ED investment tax credits estimated for prior years and the reduction of costs related to the maintenance of existing solutions. This decrease was partly offset by additional development expenses related to DIS and dental claims adjudication activities.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. For the quarter and year-to-date, expenses have decreased mainly due to lower facilities costs. For the year-to-date, a further reduction was generated by the settlement of a dispute with an existing electronic document exchange customer which resulted in a net accrual reversal of $0.5 million. This decrease was partly offset by the absence in 2006 of reductions in certain contingency provisions present in 2005.

Workforce: Total employees related to continuing operations decreased from 859 as at June 30, 2005 to 847 as at June 30, 2006.

EBITDA

Three and six months ended June 30, 2006 compared to the three and six months ended June 30, 2005

	Three-month period ended June 30				Six-month period ended June 30			
	2006		2005		2006		2005	
	$	Margin %	$	Margin %	$	Margin %	$	Margin %
Health	5.3	21	3.6	16	9.6	19	8.0	18
Finance	2.2	15	1.7	9	5.4	18	3.0	8
Total Core	7.5	19	5.3	13	15.0	19	11.0	14
Non-core	0.3	-	-		0.5	-		
Sub-total excluding one-time items:	7.8	19	5.3	13	15.5	19	11.0	14
Income from contract settlements			1.2				2.4	
Total	7.8	19	6.5	16	15.5	19	13.4	17

Health: For the quarter and year-to-date, Health EBITDA increased mainly due to organic growth in our claims adjudication and pharmacy management services, license and professional services revenue related to our DIS activities, and increased SR&ED investment tax credits estimated for prior years. This increase was partly offset by development expenses related to our dental claims adjudication activities and an increase in the proportion of general, administrative and other overhead expenses allocated to our Health segment relative to our Finance segment. This allocation is determined annually on the basis of budgeted revenue.

Finance: For the quarter and year-to-date, Finance EBITDA increased as a result of our cost containment efforts, a decrease in the proportion of general, administrative and other overhead expenses allocated to our Finance segment relative to our Health segment, and increased SR&ED investment tax credits estimated for prior years. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of our eInvoicing solution and the expiry of a transition services contract. The increase in quarterly EBITDA from 2005 to 2006 was also mitigated by lower professional services revenue.

Non-core: For the quarter and year-to-date, non-core EBITDA was related to reversals of certain tax provisions.

Other expenses

Three months and six months ended June 30, 2006 compared to the three months and six months ended June 30, 2005

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Total EBITDA before under-noted items	**7.8**	6.5	**15.5**	13.4
Depreciation	**2.0**	3.0	**4.1**	6.4
Amortization of intangible assets	**2.5**	2.7	**4.9**	5.2
Interest income	**(1.2)**	(0.9)	**(2.2)**	(1.8)
Interest on long-term debt	**0.3**	0.4	**0.5**	0.8
Loss (gain) on sale of assets	**-**	-	**0.1**	(0.1)
Loss (gain) on foreign exchange	**0.1**	(1.4)	**0.1**	3.8
Income (loss) from continuing operations before income taxes	**4.1**	2.7	**8.0**	(0.9)
Income taxes	**0.9**	0.5	**1.1**	0.8
Net income (loss) from continuing operations	**3.2**	2.2	**6.9**	(1.7)
Net income from discontinued operations	**7.0**	9.3	**7.0**	7.5
Net income	**10.2**	11.5	**13.9**	5.8
Basic and diluted earnings (loss) per share from continuing operations	**0.03**	0.02	**0.07**	(0.02)
Basic and diluted earnings per share from discontinued operations	**0.08**	0.09	**0.08**	0.08
Basic and diluted earnings per share	**0.11**	0.11	**0.15**	0.06

Depreciation: For the quarter and year-to-date, depreciation expense decreased as a result of lower capital spending.

Amortization of intangible assets: Amortization of intangibles decreased for the quarter principally as a result of certain intangibles becoming fully amortized during the course of 2005, partially offset by an increase in the amortization of customer relationships from the acquisition of the pharmacy management services business of FrontLine Solutions Inc. and NDCHealth Corporation's Canadian pharmacy management services businesses. The decrease on a year-to-date basis was mainly due to certain intangibles becoming fully amortized during the course of 2005, partially offset by an increase in the amortization of customer relationships from the acquisition of the pharmacy management services business of FrontLine Solutions Inc. and NDCHealth Corporation's Canadian pharmacy management claims transport and pharmacy management services businesses.

Interest income: For the quarter and year-to-date, interest income increased mainly due to higher interest rates on temporary investments.

Interest on long-term debt: For the quarter and year-to-date, interest on long-term debt decreased due to lower outstanding debt in 2006 compared to 2005.

Loss (gain) on foreign exchange: The foreign exchange gain in the second quarter of 2005 related primarily to a reduction in the net investment in foreign subsidiaries and a foreign exchange gain from short-term investments denominated in U.S. dollars. The foreign exchange loss on a year-to-date basis for 2005 was related primarily to a reduction in the net investment of foreign subsidiaries.

Net Income (loss) from continuing operations

Net income from continuing operations for the quarter totaled $3.2 million or $0.03 per share on a fully diluted basis in 2006 compared to $2.2 million or $0.02 per share on a fully diluted basis in 2005. This increase was mainly due to improvement in overall profitability and lower depreciation, partly offset by the absence in 2006 of both a foreign exchange gain and income from contract settlement present in 2005.

Net income from continuing operations on a year-to-date basis totaled $6.9 million or $0.07 per share on a fully diluted basis in 2006 compared to a net loss of $(1.7) million or $(0.02) per share on a fully diluted basis in 2005. This increase was mainly due to the absence in 2006 of a foreign exchange loss present in 2005, lower depreciation, and improvement in overall profitability, partially offset by the absence in 2006 of income from contract settlements present in 2005.

Discontinued operations

In 2006, net income from discontinued operations was almost entirely attributable to the receipt of a cash payment of $7.1 million in the second quarter as an adjustment to the price we received for our former U.S. Health subsidiary we sold in 2004. In 2005, discontinued operations, which included our former eLending U.S. and U.S. Health operations, generated net income of $9.3 million for the second quarter and $7.5 million for the year-to-date. Details regarding the statements of earnings for these discontinued operations can be found in Note 4 to our unaudited interim consolidated financial statements.

Net income

Net income for the quarter was $10.2 million or $0.11 per share compared to $11.5 million or $0.11 per share reported in 2005. This decrease was mainly due to lower net income from discontinued operations and the absence in 2006 of a foreign exchange gain present in 2005, partly offset by the improvement in overall profitability and lower depreciation in 2006. On a year-to-date basis net income was $13.9 million or $0.15 per share compared to $5.8 million or $0.06 per share reported in 2005. This increase was mainly attributable to a reduction in foreign exchange loss, lower depreciation and improvement in overall profitability in 2006.

Liquidity and capital resources

The table below sets forth a summary of cash flow activity for the quarter and year-to-date and should be read in conjunction with our interim unaudited consolidated statements of cash flows.

Three and six months ended June 30, 2006 compared to the three and six months ended June 30, 2005

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Cash flows from (used in) operating activities	**9.2**	1.3	**3.9**	(25.7)
Cash flows from investing activities	**22.4**	19.9	**60.3**	4.2
Cash flows used in financing activities	**(5.0)**	(12.8)	**(6.6)**	(16.1)
Other	**(0.2)**	(0.8)	**(0.2)**	(0.6)
Increase (decrease) in continuing cash position	**26.4**	7.6	**57.4**	(38.2)
Cash flow used in discontinued operations		(0.8)		(3.9)
Increase (decrease) in cash position	**26.4**	6.8	**57.4**	(42.1)
Cash and cash equivalents, beginning of period	**108.1**	155.9	**77.1**	204.8
Cash and cash equivalents, end of period	**134.5**	162.7	**134.5**	162.7
Temporary investments, end of period	**-**	-	**-**	-
Cash, cash equivalents and temporary investments, end of period	**134.5**	162.7	**134.5**	162.7

As at June 30, 2006 we had $134.5 million in cash, cash equivalents and temporary investments compared to $162.7 million as at June 30, 2005. This decrease was mainly due to the repurchase of shares through a substantial issuer bid that we initiated and two NCIBs. Also contributing to this reduction in cash was a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Cash disbursements were partly offset by earnings from operations and the receipt of $7.1 million as an adjustment to the price for the sale of our U.S Health operations.

We had access to lines of credit totaling $8.0 million at June 30, 2006 ($8.0 million at December 31, 2005). At June 30, 2006, an amount of $4.4 million ($4.4 million at December 31, 2005), representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

Operating activities

Operating activities for the quarter generated positive cash flows of $9.2 million compared to $1.3 million in 2005, mainly due to decreases in working capital requirements including decreased disbursements related to past restructuring initiatives.

Operating activities in 2006 resulted in cash inflows of $3.9 million compared to cash outflows of $25.7 million in 2005, mainly due to decreases in working capital requirements including decreased disbursements related to past restructuring initiatives and improved operating performance.

Investing activities

For the quarter, cash flows from investing activities resulted in net inflows of $22.4 million in 2006, of which $19.9 million was due to temporary investments which matured in the current period. An additional inflow of $7.1 million related to cash received as a price adjustment on the sale of our U.S. Health operations in 2004. These cash inflows were partly offset by cash outflows of $4.2 million for the acquisition of the pharmacy management services business of FrontLine Solutions Inc. and $0.7 million for the purchase of capital assets. In 2005, net inflows of $19.9 million were mainly due to proceeds of $15.1 million received on the sale of our eLending U.S. operations and the first cash consideration of $10.9 million received as a price adjustment on the sale of our U.S. Health operations in 2004. These cash inflows were partly offset by $2.8 million of additions to capital assets and by $1.8 million disbursed for the acquisition of NDC Health Corporation's Canadian pharmacy management services business.

On a year-to-date basis, Cash flows from investing activities resulted in net inflows of $60.3 million in 2006, of which $59.8 million related to temporary investments which matured in the six month period ended June 30, 2006. An additional inflow of $7.1 million related to a second cash consideration received as a price adjustment on the sale of our U.S. Health operations in 2004. The cash inflows were partly offset by a cash outflow of $4.2 million for the acquisition of the pharmacy management services business of FrontLine Solutions Inc. In 2005, a net inflow of $4.2 million mainly comprised cash proceeds of $14.0 million from the sale of several businesses (net of disposition costs) and the first cash consideration of $10.9 million received as a price adjustment on the sale of our U.S. Health operations in 2004. These inflows were partly offset by cash outflows of $15.2 million and $5.6 million related to acquisitions and the purchase of capital assets, respectively.

Financing activities

Cash flows used in financing activities for the quarter resulted in net outflows of $5.0 million in 2006 compared to net outflows of $12.8 million in 2005. On a year-to-date basis, cash flows used in financing activities resulted in net outflows of $6.6 million in 2006 compared to net outflows of $16.1 million in 2005. These outflows pertained mainly to the shares we repurchased as part of two NCIBs and the repayment of long-term debt.

Discontinued operations

In 2005, cash flows used for discontinued operations were $0.8 million in the quarter and $3.9 million on a year-to-date basis.

Financial instruments

Our principal financial instruments included cash and cash equivalents, temporary investments, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt.

We have not purchased derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal since our long-term debt carries fixed rates of interest and consists mainly of capital leases.

Off-balance sheet arrangements

In the context of business dispositions or the sale of assets, we usually provide certain indemnifications to the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, resolution of contingent liabilities of the disposed business or assets, or the reassessment of prior tax filings relating to the business or assets sold.

The amount of such indemnities will generally be limited by the agreement. As at June 30, 2006, the maximum potential exposure under these guarantees represented a cumulative amount of approximately $71.9 million, except for liabilities relating to tax and certain other matters for which the agreements do not specify a maximum amount. Claims for breach of representations and warranties under these agreements must be made no later than July 1, 2007, except for representations relating to tax and certain other matters which are in force until the expiry of the applicable statute of limitations or otherwise as set forth in the agreement. An amount of $0.7 million has been accrued on the consolidated balance sheet as at June 30, 2006 relating to this type of indemnification or guarantee. Historically, the Company has not made any significant payments under these indemnities or guarantees.

We had $66.4 million in funds in transit as at June 30, 2006 ($60.6 million as at December 31, 2005) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf and which are payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to us. We act as a paying agent.

Through our acquisition of Gestion InfoPharm, we assumed non-interest-bearing loans of $3.9 million, of which $2.4 million was repaid in December 2005. The balance of $1.5 million was repaid in May 2006. Concurrently, we assumed matching notes bearing interest of 6.35% and which matured in May 2006 for the $1.5 million loan and 5.5% on the $2.4 million loan which matured in December 2005. These matching notes had been pledged as security for the loans. Up until they were cancelled, these pledged notes satisfied in full the required principal payments, the loans had been compensated and both the loans and the notes had been presented on a net basis on our consolidated balance sheet.

Outstanding securities

As at July 28, 2006, we had 93,161,668 common shares outstanding and 1,799,072 options granted. The options are exercisable on a one-for-one basis into common shares.

Additional Information

MultiPlan complaint: In April 2005, MultiPlan, Inc., the purchaser of our former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has advised us that it has settled these hospital claims for an amount of US$750,000. We filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, we will retain all factual and other defences to the complaint. We remain of the view that the allegations are without merit and are taking all appropriate actions to vigorously defend our position.

Subsequent event

On July 7, 2006, we acquired all the issued and outstanding shares of DINMAR Consulting Inc. The acquisition price for DINMAR was $32 million: $26 million in cash, subject to closing adjustments; and $6 million in Emergis treasury shares of which $3 million in shares were issued at closing (0.6 million shares at $5.07 per share, the per share value being calculated as per the agreement) and $3 million in shares (0.6 million shares at $5.07 per share) to be issued in 9 months pending any claims for indemnification. Further consideration of up to $8 million may be paid, contingent upon DINMAR's financial performance exceeding its base targets over the next 12 months. Half of this $8 million contingent consideration can be paid in Emergis shares, at Emergis' option. DINMAR, based in Ottawa, is a provider of electronic health record technology solutions and consulting services to the health care community.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our 2005 consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgement which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement and are based on factors that are highly uncertain.

Our significant accounting policies, except for recently adopted accounting policies noted below, remain substantially unchanged and are herein incorporated by reference to our 2005 consolidated financial statements.

Recently adopted accounting policies

In 2005, the CICA issued Section 3831 of the Handbook, Non-Monetary Transactions, effective for transactions initiated in periods beginning on or after January 1, 2006. This section requires the recording of non-monetary transactions at the fair value unless the transaction has no commercial substance, is an exchange of inventory, is a non-monetary, non-reciprocal transfer to owners or is not reliably measurable. The adoption of this new section had no impact on the interim consolidated financial statements.

Outlook

For 2006, we continue to target improvements in revenue, EBITDA and earnings from continuing operations. Recently completed acquisitions in the electronic health record and pharmacy management services areas are also expected to make positive contributions to both revenue and EBITDA in the second half of the year. Targeted 2006 EPS from continuing operations is expected to reflect the improvement in targeted EBITDA, the impact of expected lower depreciation and amortization expenses from existing operations, and fewer common shares outstanding resulting from the share buy-back programs undertaken in 2005 and 2006. These positive impacts will be partly offset by an increase in the amortization of intangible assets related to the recent acquisitions.

Transfer agent
CIBC Mellon Trust Company
Telephone: 1 800 387-0825
generalinquiries@cibcmellon.com

Investor Relations
1000, rue de Sérigny, bureau 600
Longueuil (Québec) J4K 5B1
CANADA
Telephone: 450 928-6000
Toll-free: 1 866 363-7447
Fax: 450 928-6807
ir@emergis.com

www.emergis.com


Emergis



>>> Rapport trimestriel aux actionnaires

Emergis déclare ses résultats du deuxième trimestre de 2006

- Produits d'exploitation de 40,2 M$
- BAIIA[1] de 7,8 M$, en hausse de 47 % par rapport au T2 2005 avant les éléments non récurrents
- BPA des activités poursuivies de 0,03 $

Montréal, le 28 juillet 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui ses résultats financiers non vérifiés de la période de trois mois terminée le 30 juin 2006. Tous les montants sont exprimés en dollars canadiens, à moins de mention contraire.

« Nos activités en Santé ont véritablement progressé au cours du trimestre, avec une croissance tant des produits d'exploitation que du BAIIA de nos activités actuelles, la signature d'un important contrat pour un système d'information sur les médicaments à l'échelle de Terre-Neuve-et-Labrador et les acquisitions dans les secteurs du dossier de santé électronique et des systèmes de gestion de pharmacies, a affirmé François Côté, président et chef de la direction d'Emergis. Depuis juin de l'an dernier, le nombre total des demandes de règlement en Santé traitées a augmenté de 9 % et les produits en Santé de 14 %. »

« Les résultats de nos activités en Finance au deuxième trimestre reflètent la réduction progressive de nos services de transition, dont le déclin des produits d'exploitation a dissimulé la croissance de d'autres secteurs en Finance au cours des 18 derniers mois. Nos services de transition sont maintenant terminés. Il est par ailleurs intéressant de noter que ce trimestre affiche une solide performance saisonnière dans le secteur du traitement de documents hypothécaires. De plus, nous avons continué à aller de l'avant avec nos plans pour offrir notre plate-forme de traitement de documents hypothécaires à l'ensemble du pays », a ajouté M. Côté.

Le bénéfice net lié aux activités poursuivies est de 3,2 M$ ou 0,03 $ par action comparativement à 1,0 M$ ou 0,01 $ par action, excluant les éléments non récurrents, du deuxième trimestre de 2005. La hausse est attribuable surtout à une baisse des coûts d'exploitation résultant des efforts continus de limitation des coûts. Le montant correspondant du premier trimestre de 2006 était de 3,7 M$ ou 0,04 $ par action.

Le bénéfice net est de 10,2 M$ ou 0,11 $ par action comparativement à 11,5 M$ ou 0,11 $ par action au deuxième trimestre de 2005, et à 3,7 M$ ou 0,04 $ par action au premier trimestre de 2006. Des apports pour les activités abandonnées ont été enregistrés, tant pour le deuxième trimestre de 2006 que le deuxième trimestre de 2005. L'apport pour le deuxième trimestre de 2006 est attribuable surtout à un ajustement de prix lié à la vente en 2004 des activités en

[1] Voir définition du BAIIA au bas de la page 3

Santé de la Société aux États-Unis et représente 7,0 M$ ou 0,08 $ par action. L'apport au deuxième trimestre de l'exercice précédent de 9,3 M$ ou 0,09 $ par action portait surtout sur un gain à la vente des activités de prêt électronique de la Société aux États-Unis.

Relevé des produits d'exploitation du trimestre

Périodes de trois mois terminées les 30 juin 2006, 31 mars 2006 et 30 juin 2005, en millions de dollars canadiens :

	T2 2006	T1 2006	T2 2005
Santé	25,6	24,9	22,5
Finance	14,6	15,4	18,2
Total des produits	**40,2**	**40,3**	**40,7**

- Les produits d'exploitation du trimestre sont de 40,2 M$ comparativement à 40,7 M$ au deuxième trimestre de 2005 et à 40,3 M$ au premier trimestre de 2006. Dans les comparaisons sur 12 mois et par rapport au trimestre précédent, la croissance des activités en Santé est contrebalancée par une baisse des produits en Finance.
- Les produits en Santé augmentent de 14 % sur 12 mois en raison surtout de la croissance organique des licences et des honoraires professionnels liés au projet de système d'information sur les médicaments (SIM) de la Société pour Terre-Neuve-et-Labrador et des activités de traitement des demandes de règlement et de systèmes de gestion de pharmacies. Ces hausses sont en partie contrebalancées par la fin d'un contrat de transport de demandes de règlement en 2005.
- Sur une base trimestrielle séquentielle, la hausse des produits en Santé est attribuable surtout à un apport plus élevé des licences et des honoraires professionnels.
- Comparativement au deuxième trimestre de 2005, les produits en Finance ont décliné en raison surtout de la réduction progressive des activités de facturation en ligne, de la fin du contrat de services de transition pour webdoxs et d'honoraires professionnels moins élevés liés aux activités de Visa Commerce.
- De la même façon, les produits en Finance sont en baisse par rapport au premier trimestre de 2006 en raison surtout de la fin du contrat de services de transition pour webdoxs et d'honoraires professionnels moins élevés liés aux activités de Visa Commerce, en partie contrebalancés par des revenus plus élevés dus au caractère saisonnier des activités de traitement de documents hypothécaires et d'enregistrement de garanties mobilières de la Société.

Relevé du BAIIA[2] du trimestre

Périodes de trois mois terminées les 30 juin 2006, 31 mars 2006 et 30 juin 2005, en millions de dollars canadiens :

	T2 2006	T1 2006	T2 2005
Santé	5,3	4,3	3,6
Finance	2,2	3,2	1,7
De base	7,5	7,5	5,3
Secondaires	0,3	0,2	-
BAIIA avant :	**7,8**	**7,7**	**5,3**
Règlements de contrats	-	-	1,2
Total du BAIIA	**7,8**	**7,7**	**6,5**

- Le BAIIA est de 7,8 M$ (19 % des produits), en hausse par rapport à 5,3 M$ (13 %) avant les éléments non récurrents générés au deuxième trimestre de 2005, reflétant un apport plus élevé tant des activités en Santé qu'en Finance. Le BAIIA est légèrement en hausse comparativement au 7,7 M$ du premier trimestre de 2006. L'apport plus élevé des activités en Santé est contrebalancé par une baisse en Finance.
- Le BAIIA en Santé est de 5,3 M$ (21 % des produits en Santé) comparativement à 3,6 M$ (16 %) au deuxième trimestre de 2005 et à 4,3 M$ (17 %) au premier trimestre de 2006. Comparativement à 2005, la hausse est attribuable surtout à la croissance organique de l'adjudication des demandes de règlement, des systèmes de gestion de pharmacies, des licences et honoraires professionnels liés aux activités de SIM et aux estimations plus élevées en crédits d'impôt à l'investissement des exercices antérieurs. Ces hausses sont en partie contrebalancées par la hausse des dépenses de développement liées à la plate-forme d'adjudication des demandes de règlement de soins dentaires de la Société et à une hausse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Santé par rapport au segment Finance.
- Dans une comparaison trimestrielle séquentielle, le BAIIA en Santé augmente en raison des apports plus élevés des licences et des honoraires professionnels liés aux activités de SIM, aux synergies réalisées avec la pleine intégration des activités de transport des demandes de règlement acquises de NDCHealth, les estimations plus élevées des crédits d'impôt à l'investissement mentionnées précédemment et d'autres réductions de coûts. Les effets sont en partie contrebalancés par des dépenses additionnelles liées au développement en cours de la plate-forme d'adjudication des demandes de règlement de soins dentaires.
- Le secteur Finance contribue 2,2 M$ au BAIIA du trimestre (15 % des produits en Finance) comparativement à 1,7 M$ (9 %) au deuxième trimestre de 2005 et à 3,2 M$ (21 %) au premier trimestre de 2006. La hausse par rapport au deuxième trimestre de l'exercice précédent provient des efforts de limitation des coûts, d'une baisse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Finance par rapport au segment Santé et des estimations plus élevées de crédits d'impôt à l'investissement pour les exercices antérieurs. Cette hausse est en partie contrebalancée

---

[2] Le BAIIA utilisé dans le présent communiqué de presse n'a pas de définition normalisée selon les principes comptables généralement reconnus du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres sociétés ouvertes. La Société le définit comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, le gain ou la perte de change, les autres produits ou charges ainsi que les impôts sur les bénéfices. Aucune conciliation n'est fournie dans les états financiers consolidés intermédiaires. Le BAIIA est présenté de manière uniforme d'une période à l'autre et il concorde, sur une base consolidée, avec le montant indiqué dans l'état consolidé des résultats au poste « Bénéfice (perte) avant les éléments suivants » des états des résultats consolidés.

par la perte d'un apport résultant de la réduction progressive des activités commerciales entourant notre solution de facturation en ligne, à la fin d'un contrat de services de transition et à une baisse des honoraires professionnels.

- Dans une comparaison trimestrielle séquentielle, le BAIIA en Finance diminue en raison de la fin d'un contrat de services de transition et d'une baisse des honoraires professionnels. Les activités saisonnières plus intenses en traitement de documents hypothécaires et d'enregistrement de garanties mobilières de la Société atténuent ces effets.
- Les activités secondaires ont cessé le 30 juin 2004. Toutefois, tant au premier trimestre qu'au deuxième trimestre de 2006, la Société a contrepassé des charges d'impôt liées aux activités secondaires.

Faits saillants de la période de six mois

Périodes de six mois terminées les 30 juin 2006 et 2005, en millions de dollars canadiens :

	Produits d'exploitation		BAIIA	
	2006	2005	2006	2005
Santé	50,5	43,9	9,6	8,0
Finance	30,0	35,3	5,4	3,0
De base avant les éléments non récurrents	80,5	79,2	15,0	11,0
Règlements de contrats	-	-	-	2,4
Total de base	**80,5**	**79,2**	**15,0**	**13,4**
Secondaires	-	-	0,5	-
Total	**80,5**	**79,2**	**15,5**	**13,4**

- Les produits d'exploitation de 80,5 M$ sont en légère hausse par rapport à l'exercice précédent, alors que le BAIIA passe de 13,4 M$ à 15,5 M$. La marge du BAIIA est de 19 % comparativement à 17 % en 2005.
- Si on exclut les éléments non récurrents, le BAIIA est en progrès, passant de 11,0 M$ (14 % des produits) en 2005 à 15,5 M$ (19 % des produits) en 2006.
- Les activités en Santé génèrent 15 % de produits de plus qu'en 2005 en raison surtout de la croissance organique du traitement des demandes de règlement, des licences et des honoraires professionnels ainsi que des acquisitions dans le transport des demandes de règlement et les systèmes de gestion de pharmacies.
- Le BAIIA en Santé est en hausse, passant de 8.0 M$ à 9,6 M$ pour les mêmes raisons indiquées pour expliquer l'augmentation entre le deuxième trimestre de 2005 et de 2006. La marge du BAIIA en Santé est de 19 % comparativement à 18 % en 2005.
- Les produits en Finance diminuent en raison surtout de la réduction progressive des activités commerciales entourant la solution de facturation en ligne de la Société, de la fin d'un contrat de services de transition et de la baisse des honoraires professionnels liés à Visa Commerce. Ces baisses sont en partie contrebalancées par la croissance organique d'autres activités en gestion de trésorerie.
- Si on exclut les éléments non récurrents, le BAIIA en Finance est en hausse de 3,0 M$ en 2005 à 5,4 M$ grâce surtout aux efforts de limitation des coûts, à la baisse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Finance par rapport au segment Santé et aux estimations plus élevées de crédits d'impôt à

l'investissement pour des années antérieures. Cette baisse est en partie contrebalancée par la perte de l'apport résultant de la réduction progressive des activités commerciales entourant la solution de facturation en ligne et de la fin d'un contrat de services de transition.

- Les activités secondaires, qui incluent une entente de distribution avec Bell Canada pour des produits antérieurs de même que d'autres produits secondaires et abandonnés, ont cessé le 30 juin 2004. Toutefois, au cours des deux premiers trimestres de 2006, la Société a contrepassé 0,5 M$ en charges d'impôt liées aux activités secondaires.

Périodes de six mois terminées les 30 juin 2006 et 2005, en millions de dollars canadiens, sauf les données par action:

	Bénéfice net		BPA	
	2006	2005	2006	2005
Activités poursuivies avant :	6,9	(4,1)	0,07	(0,04)
Éléments non récurrents	-	2,4	-	0,02
Activités poursuivies	**6,9**	**(1,7)**	**0,07**	**(0,02)**
Activités abandonnées	7,0	7,5	0,08	0,08
Total	**13,9**	**5,8**	**0,15**	**0,06**

- Le bénéfice net des activités poursuivies avant les éléments non récurrents sont en amélioration à 6,9 M$ ou 0,07 $ par action comparativement à une perte nette de (4,1) M$ ou (0,04) $ par action en 2005. Cette hausse est attribuable surtout à l'absence en 2006 d'une perte sur change présente en 2005, à une baisse de l'amortissement des immobilisations corporelles et à l'amélioration de la rentabilité dans son ensemble. Le bénéfice net déclaré des activités poursuivies est de 6,9 M$ ou 0,07 $ par action comparativement à une perte nette de (1,7) M$ ou (0,02) $ par action en 2005.
- Les activités abandonnées contribuent 7,0 M$ au bénéfice net depuis le début de l'exercice de 2006 en raison surtout à un ajustement de prix lié à la vente en 2004 des activités en Santé de la Société aux États-Unis. En 2005, l'apport de 7,5 M$ des activités abandonnées était surtout attribuable à un gain à la vente de ses activités de prêt électronique aux États-Unis.
- Le bénéfice net déclaré s'est considérablement amélioré à 13,9 M$ ou 0,15 $ par action comparativement à 5,8 M$ ou 0,06 $ par action en 2005.
- Les éléments non récurrents incluaient les règlements de contrats en 2005. Ils ne comprennaient pas les ajustements et les contrepassations d'ajustement effectués dans le cours normal des activités.

Situation financière au 30 juin

L'encaisse à la fin du trimestre, si on inclut les placements temporaires, augmente à 134,5 M$ par rapport à 128,0 M$ au 31 mars 2006, reflétant des flux positifs de trésorerie liés à l'exploitation et à la réception de l'ajustement de prix concernant la vente des activités en Santé aux États-Unis de la Société. Cette hausse est en partie contrebalancée par des sorties de fonds liées à l'acquisition de FrontLine Solutions et aux rachats d'actions en vertu de l'offre publique de rachat d'actions dans le cours normal des activités.

Révision de l'orientation financière pour 2006

La Société augmente aujourd'hui ses objectifs financiers de l'exercice en cours pour tenir compte surtout des effets de l'acquisition de DINMAR et des résultats réels de sa performance financière au cours du premier semestre de 2006. Elle augmente la fourchette de ses objectifs de produits d'exploitation qui passe de 165 à 170 M$ à 172 à 177 M$, de BAIIA qui passe de 28 à 31 M$ à 30 à 33 M$, et de BPA lié aux activités poursuivies de 0,09 $ à 0,13 $ à 0,12 $ à 0,15 $.

Faits saillants de l'exploitation

Système d'information sur les médicaments de Terre-Neuve-et-Labrador

Au cours du trimestre, Emergis a signé des contrats avec le Centre for Health Information de Terre-Neuve-et-Labrador pour le déploiement et le soutien d'une solution de système d'information sur les médicaments (SIM) de la province, de son infrastructure d'intégration en santé et d'un programme complet de gestion du changement pour appuyer l'adoption de la solution par les professionnels de la santé. Ces ententes devraient générer des produits de plus de 30 M$ sur la durée de neuf ans des contrats. La Société s'attend à ce que la solution soit en ligne au cours de la première moitié de 2008.

Ces contrats ont marqué une étape importante dans l'exécution de la stratégie d'Emergis pour le secteur Santé et devraient avoir des effets positifs d'une portée considérable pour la Société. Ils devraient notamment ouvrir d'autres portes dans le cadre de projets liés aux SIM et aux autres composantes des systèmes de dossier de santé électronique (DSE) au pays au cours des prochaines années. Par suite de ces projets de TI visant à améliorer le système de santé public, la proposition de valeur d'Emergis à ses clients et au public passera au-delà de l'efficacité des processus et de la réduction des coûts administratifs, à l'amélioration de la qualité des soins de santé.

Une solution SIM informatisée gère les données cliniques concernant les antécédents pharmaceutiques d'un patient, c'est-à-dire les médicaments prescrits et délivrés, les allergies, les traitements médicamenteux en cours, etc. Elle permet aux pharmaciens, aux médecins et aux autres professionnels de la santé autorisés d'échanger en toute sécurité de l'information pertinente et actuelle pour faciliter une prescription et une délivrance exactes de médicaments. Le SIM est une composante importante des systèmes de DSE que les gouvernements du Canada déploieront au cours des prochaines années. D'autres composantes incluent l'imagerie diagnostique et les systèmes d'information de laboratoire.

La solution de traitement de documents de prêt hypothécaire prend une envergure nationale

Emergis a continué de faire des progrès dans sa stratégie d'étendre sa solution de prêt électronique aux avocats et aux prêteurs du Canada, misant sur le succès remporté au Québec. En juin, Emergis a conclu une entente avec Do Process Software Ltd. de Toronto en vue d'intégrer la solution électronique d'Emergis, conçue pour compléter des transactions hypothécaires, à l'application de Do Process Software pour les avocats. L'entente de cinq ans permettra à la solution hypothécaire d'Emergis d'être accessible à environ 70 % des cabinets pratiquant le droit immobilier en Ontario.

Entente sur le brevet de facturation en ligne

Au cours du trimestre, Emergis a réglé un litige hors cour avec Avista Corporation de Spokane, Washington, concernant une allégation par Emergis qu'Avista avait violé son brevet technologique de facturation et de paiement en ligne. Le règlement fait partie d'une série de

cinq licences et règlements qu'Emergis a signés depuis le début de 2006 dans un effort soutenu pour faire respecter ses droits de propriété intellectuelle.

Faits saillants de l'exploitation

Acquisition de DINMAR

Au début de juillet, la Société a acquis DINMAR, une firme d'Ottawa et fournisseur de solutions technologiques de DSE et de services professionnels destinés au secteur de la santé. Avec cette acquisition, Emergis a élargi son offre en Santé pour inclure une importante solution de DSE à l'intention des hôpitaux qui prend en charge l'intégration des données des patients venant de systèmes d'information clinique hétérogènes et qui facilite la collaboration entre les professionnels de la santé de divers hôpitaux d'une région traitant un même patient. La clientèle de DINMAR élargit la portée d'Emergis dans le secteur Santé, ajoutant des hôpitaux et les médecins qui y sont rattachés. L'acquisition a aussi fait grandement progresser la stratégie de la Société de former des communautés électroniques au sein du vaste ensemble d'intervenants en santé.

Le prix d'acquisition de DINMAR est de 32 M$: un montant de 26 M$ en espèces, sous réserve d'ajustements à la clôture; et de 6 M$ en actions ordinaires du trésor d'Emergis, dont 0,6 millions d'actions à un prix de 5,07 $ l'action à la clôture et 3 M$ en actions à être émises après 9 mois et qui tiendra compte de demandes d'indemnisation éventuelles contre DINMAR. Une contrepartie additionnelle maximale de 8 M$ pourrait être versée, si le rendement financier de DINMAR allait au-delà de ses cibles de base au cours des 12 prochains mois. La moitié de cette contrepartie éventuelle pourrait, au gré d'Emergis, être payée en actions d'Emergis.

Acquisition de FrontLine Solutions

En juin, la Société a acquis les activités de systèmes de gestion de pharmacies de FrontLine Solutions Inc. de Toronto pour 4,2 M$ en espèces. Grâce à cette acquisition, Emergis a accentué sa présence en Ontario et fournit maintenant des systèmes de gestion de pharmacies à environ 2 900 pharmacies, ou environ 40 % de toutes les pharmacies du Canada. Les systèmes de gestion de pharmacies automatisent le processus d'exécution des ordonnances et fournissent une solution intégrée au point de service pour les activités en magasin.

Offre public de rachat dans le cours normal des activités

Au cours du trimestre, la Société a racheté 774 600 actions au prix de 4,87 $ par action pour un montant total de 3,8 M$, incluant les frais, en vertu de l'offre public de rachat dans le cours normal des activités lancée en mars de cette année. Le nombre total d'actions en circulation au 30 juin 2006 était de 92,6 millions.

Téléconférence, diffusion web et information financière supplémentaire

La Société tiendra une téléconférence et une diffusion web en direct aujourd'hui à 8 h 30 HE pour discuter de ses résultats financiers du deuxième trimestre de 2006. Les personnes intéressées à participer sont priées de composer le numéro sans frais 1 866 898-9626 ou le 416 340-2216 à Toronto. Le communiqué de presse du deuxième trimestre de 2006, les états financiers non vérifiés et notes afférentes, le rapport de gestion ainsi que l'information financière supplémentaire sont affichés sur le site d'Emergis à l'adresse suivante : http://www.emergis.com/fr/news_events/news/2006/july28.asp.

On pourra écouter un enregistrement de la téléconférence pendant deux semaines à compter de 10 h 30 aujourd'hui en composant le numéro sans frais 1 800 408-3053 ou le 416 695-5800 à Toronto, et le code d'accès 3174478#. La version archivée de la diffusion web sera aussi accessible à compter de 10 h 30 aujourd'hui sur le site d'Emergis à l'adresse suivante : http://www.emergis.com/fr/news_events/events_calendar/july28.asp.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à des hôpitaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 28 juillet 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance

quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 28 JUILLET 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell, 450-928-6856

États consolidés des résultats



En millions de dollars canadiens, sauf les données par action	Pour le trimestre terminé le 30 juin 2006	Pour le trimestre terminé le 30 juin 2005	Pour le semestre terminé le 30 juin 2006	Pour le semestre terminé le 30 juin 2005
	(non vérifié)	(non vérifié)	(non vérifié)	(non vérifié)
Produits d'exploitation	40,2	40,7	80,5	79,2
Coûts directs	6,5	7,0	12,9	13,9
Marge brute	33,7	33,7	67,6	65,3
Produits relatifs aux règlements de contrats (note 3)	-	1,2	-	2,4
Charges				
Exploitation	10,0	10,8	20,8	21,2
Ventes et marketing	4,3	5,0	8,8	9,2
Recherche et développement, montant net	6,4	7,0	13,2	13,6
Frais généraux et administratifs	5,2	5,6	9,3	10,3
	25,9	28,4	52,1	54,3
Bénéfice avant les éléments suivants	7,8	6,5	15,5	13,4
Amortissement des immobilisations corporelles	2,0	3,0	4,1	6,4
Amortissement des actifs incorporels	2,5	2,7	4,9	5,2
Intérêts créditeurs	(1,2)	(0,9)	(2,2)	(1,8)
Intérêts sur la dette à long terme	0,3	0,4	0,5	0,8
Perte (gain) à la vente d'actifs	-	-	0,1	(0,1)
Perte (gain) de change	0,1	(1,4)	0,1	3,8
Bénéfice (perte) lié(e) aux activités poursuivies avant impôts sur les bénéfices	4,1	2,7	8,0	(0,9)
Impôts exigibles	0,9	0,5	1,1	0,8
Bénéfice net (perte nette) lié(e) aux activités poursuivies	3,2	2,2	6,9	(1,7)
Bénéfice net lié aux activités abandonnées après impôts sur les bénéfices (note 4)	7,0	9,3	7,0	7,5
Bénéfice net	10,2	11,5	13,9	5,8
Bénéfice net (perte nette) de base et dilué(e) par action lié(e) aux activités poursuivies	0,03	0,02	0,07	(0,02)
Bénéfice net de base et dilué par action lié aux activités abandonnées	0,08	0,09	0,08	0,08
Bénéfice net de base et dilué par action	0,11	0,11	0,15	0,06
Nombre moyen pondéré d'actions en circulation utilisé pour calculer le bénéfice net (la perte nette) de base par action (en millions)	93,0	101,9	93,2	102,6
Nombre moyen pondéré d'actions en circulation utilisé pour calculer le bénéfice net (la perte nette) dilué(e) par action (en millions)	93,1	101,9	93,3	102,6

Les notes complémentaires font partie intégrante des états financiers consolidés intermédiaires.

États consolidés du déficit


Emergis

En millions de dollars canadiens	Pour le semestre terminé le 30 juin 2006	Pour le semestre terminé le 30 juin 2005
	(non vérifié)	(non vérifié)
Déficit au début	(1 223,1)	(1 234,6)
Bénéfice net	13,9	5,8
Déficit à la fin	(1 209,2)	(1 228,8)

Les notes complémentaires font partie intégrante des états financiers consolidés intermédiaires.

Bilans consolidés


Emergis

En millions de dollars canadiens	Au 30 juin 2006 (non vérifié)	Au 31 décembre 2005 (vérifié)
Actif		
À court terme		
Trésorerie et équivalents de trésorerie	134,5	77,1
Placements temporaires	-	59,8
Débiteurs	19,7	19,1
Impôts futurs	-	0,2
Autres actifs à court terme	6,9	7,5
	161,1	163,7
Immobilisations corporelles	18,5	21,4
Actifs incorporels	19,5	22,3
Écart d'acquisition	57,7	55,8
Autres actifs à long terme	7,8	8,1
	264,6	271,3
Passif		
À court terme		
Créditeurs et charges à payer (note 7)	34,8	47,9
Produits reportés	1,8	1,0
Crédits reportés	0,4	0,4
Tranche à court terme de la dette à long terme	4,5	5,1
	41,5	54,4
Crédits reportés et autres passifs (note 7)	5,7	6,5
Impôts futurs	-	0,2
Dette à long terme	3,0	4,4
	50,2	65,5
Capitaux propres		
Capital-actions (note 5)	0,1	0,1
Surplus d'apport (note 5)	1 426,3	1 430,2
Rémunération à base d'actions reportée (note 2)	(1,6)	(0,8)
Déficit	(1 209,2)	(1 223,1)
Écart de conversion	(1,2)	(0,6)
	214,4	205,8
	264,6	271,3

Les notes complémentaires font partie intégrante des états financiers consolidés intermédiaires.

États consolidés des flux de trésorerie



En millions de dollars canadiens	Pour le trimestre terminé le 30 juin 2006 (non vérifié)	Pour le trimestre terminé le 30 juin 2005 (non vérifié)	Pour le semestre terminé le 30 juin 2006 (non vérifié)	Pour le semestre terminé le 30 juin 2005 (non vérifié)
Activités d'exploitation				
Bénéfice net (perte nette) lié(e) aux activités poursuivies	3,2	2,2	6,9	(1,7)
Amortissement	4,5	5,7	9,0	11,6
Perte (gain) à la vente d'actifs	-	-	0,1	(0,1)
Perte de change hors caisse	-	-	-	4,1
Rémunération hors caisse à base d'actions (note 2)	0,5	0,2	0,8	0,8
Rémunération à base d'actions reportée (note 2)	0,1	-	(1,4)	(0,3)
Autres	(0,4)	0,3	-	0,6
Variations du fonds de roulement	1,3	(7,1)	(11,5)	(40,7)
Flux de trésorerie liés aux activités d'exploitation	9,2	1,3	3,9	(25,7)
Activités d'investissement				
Acquisitions d'immobilisations corporelles et d'actifs incorporels	(0,7)	(2,8)	(2,3)	(5,6)
Placements temporaires	19,9	-	59,8	-
Acquisitions (note 6)	(4,5)	(2,7)	(4,5)	(15,2)
Espèces provenant d'entreprises acquises	-	-	-	0,1
Produit de la vente d'entreprises, déduction faite des frais liés à la cession	7,7	25,4	7,3	24,9
Flux de trésorerie liés aux activités d'investissement	22,4	19,9	60,3	4,2
Activités de financement				
Remboursement sur la dette à long terme	(1,2)	(2,0)	(2,5)	(4,3)
Rachat et émission d'actions ordinaires	(3,8)	(10,8)	(4,1)	(11,8)
Flux de trésorerie liés aux activités de financement	(5,0)	(12,8)	(6,6)	(16,1)
Perte de change sur l'encaisse détenue en devises	(0,2)	(0,8)	(0,2)	(0,6)
Flux de trésorerie liés aux activités poursuivies	26,4	7,6	57,4	(38,2)
Flux de trésorerie liés aux activités abandonnées (note 4)	-	(0,8)	-	(3,9)
Trésorerie et équivalents de trésorerie				
Augmentation (diminution)	26,4	6,8	57,4	(42,1)
Solde au début	108,1	155,9	77,1	204,8
Solde à la fin	134,5	162,7	134,5	162,7
Information supplémentaire sur les flux de trésorerie				
Intérêts payés	0,3	0,3	0,5	0,7
Impôts sur les bénéfices payés	0,1	0,6	1,0	0,8
Activités d'investissement et de financement sans effet sur la trésorerie				
Acquisitions d'immobilisations corporelles et d'actifs incorporels financées	0,5	0,2	0,5	0,4

Les notes complémentaires font partie intégrante des états financiers consolidés intermédiaires.

EMERGIS INC.
NOTES COMPLÉMENTAIRES
Pour le trimestre et le semestre terminés le 30 juin 2006
En millions de dollars canadiens, sauf les données par action (non vérifié)

Les états financiers consolidés intermédiaires ont été dressés conformément aux principes comptables généralement reconnus du Canada et en fonction des conventions comptables appliquées aux états financiers consolidés de l'exercice terminé le 31 décembre 2005. Ces états financiers consolidés intermédiaires doivent être lus parallèlement aux états financiers consolidés de l'exercice terminé le 31 décembre 2005 et aux notes complémentaires présentés dans le rapport annuel de 2005.

1. Sommaire des principales conventions comptables

Mode de présentation

Les états financiers consolidés intermédiaires d'Emergis Inc. (« Emergis ») ont été dressés selon les principes comptables généralement reconnus du Canada et ils comprennent les comptes de toutes ses filiales.

Nouvelles normes comptables

En 2005, l'Institut Canadien des Comptables Agréés (l'« ICCA ») a publié le chapitre 3831 du *Manuel*, intitulé « Opérations non monétaires », qui s'applique aux opérations engagées dans les périodes ouvertes à compter du 1er janvier 2006. Ce chapitre exige que les opérations non monétaires soient comptabilisées à la juste valeur sauf si l'opération ne présente aucune substance commerciale, si elle représente un échange de stock, si elle est un transfert non monétaire et non réciproque au profit des propriétaires ou si elle ne peut être évaluée de façon fiable. L'adoption de ce nouveau chapitre n'a pas eu d'incidence sur les états financiers consolidés intermédiaires.

2. Régimes de rémunération à base d'actions

Options sur actions d'Emergis

La Société a octroyé à ses employés des options visant l'achat d'actions ordinaires d'Emergis, en vertu du régime d'options sur actions d'Emergis. Le prix d'exercice des options correspond au cours de clôture des actions sous-jacentes le dernier jour de séance précédant la date réelle de l'attribution. Les droits aux options deviennent généralement acquis sur une période de quatre ans à compter de la deuxième année suivant l'attribution et viennent à échéance six ans après la date de l'attribution, sauf dans le cas de certaines attributions spéciales, comme il est mentionné ci-dessous.

En vertu d'une nouvelle politique de rémunération à l'intention des employés qui est entrée en vigueur en 2005, les attributions d'options sur actions annuelles régulières ont été remplacées par des attributions d'actions assujetties à des restrictions. Il est possible que des options sur actions soient encore attribuées dans certains cas, au moment de l'embauche ou à d'autres moments, s'il en est décidé ainsi par le Conseil d'administration.

2. Régimes de rémunération à base d'actions (suite)

En novembre 2005, le Conseil a consenti une attribution spéciale de 361 000 options sur actions liées au rendement à certains employés clés dans le cadre de l'adoption d'un plan stratégique de trois ans. Les options octroyées en vertu de cette attribution spéciale peuvent être exercées à tout moment à compter du 1er février 2009 et les participants seront en mesure d'acheter jusqu'à concurrence de 100 % du nombre total d'actions assorties d'options seulement si les deux conditions suivantes sont remplies : a) le taux de croissance annuel composé soit du total des produits d'exploitation de la Société, soit des produits d'exploitation du secteur Santé, atteint, par rapport aux résultats réels de 2005, un certain seuil au cours des trois prochains exercices et b) au moment de l'exercice des options, le prix de clôture des actions d'Emergis à la Bourse de Toronto a atteint ou dépassé le seuil du prix cible, soit 8 $, pendant au moins 21 jours de Bourse consécutifs au cours de la période de 12 mois précédant la date d'exercice des options. Les options arrivent à échéance le 31 décembre 2010.

La Société utilise la méthode de la comptabilisation fondée sur la juste valeur pour calculer la charge de rémunération au titre des options sur actions attribuées aux employés en 2003 et par la suite. Pour évaluer les options sur actions, la Société utilise le modèle binomial pour les options sur actions liées au rendement et le modèle de Black et Scholes pour toutes les autres options sur actions. Le 2 juillet 2004, après une distribution en espèces spéciale de 1,45 $ versée aux actionnaires le 30 juin 2004, la Société a réduit de 1,47 $ le prix d'exercice de toutes les options alors en cours selon une formule prescrite par la Bourse de Toronto. Aucune option n'a été octroyée au cours du semestre terminé le 30 juin 2006. La Société a constaté une charge de 0,1 M$ et de 0,2 M$ pour le trimestre et le semestre terminés le 30 juin 2006, respectivement (0,1 M$ et 0,6 M$ pour le trimestre et le semestre terminés le 30 juin 2005), au titre des options en cours octroyées après le 31 décembre 2002.

Régimes d'options sur actions	Options
Régimes d'options sur actions pour les actions ordinaires à des prix s'établissant dans une fourchette de 3,13 $ à 93,43 $ par action et à des dates d'échéance allant jusqu'en 2011	1 812 143

Les renseignements pro forma suivants indiquent l'incidence sur la charge de rémunération relative aux régimes de rémunération à base d'actions à l'intention des employés de la Société qui aurait été observée si la méthode de la juste valeur avait été appliquée pour comptabiliser les attributions accordées en 2002.

	Pour les trimestres terminés les 30 juin		Pour les semestres terminés les 30 juin	
	2006	**2005**	**2006**	**2005**
Bénéfice net présenté	**10,2**	11,5	**13,9**	5,8
Ajustement du bénéfice net	**-**	(0,6)	**(0,1)**	(1,2)
Bénéfice net pro forma	**10,2**	10,9	**13,8**	4,6
Bénéfice de base et dilué par action pro forma ($)	**0,11**	0,11	**0,15**	0,04

2. Régimes de rémunération à base d'actions (suite)

Régime d'octroi d'actions assujetties à des restrictions

En septembre 2004, le Conseil d'administration a adopté un régime d'octroi d'actions assujetties à des restrictions à l'intention des employés. En vertu des modalités du régime, la Société finance, à certaines dates précises, l'achat des actions d'Emergis qui sont détenues en fiducie pour être distribuées à des employés à la réalisation d'une condition d'acquisition des droits. Au cours du premier semestre de 2006, la Société a transféré un montant de 1,4 M$ au fiduciaire du plan aux fins de l'achat d'actions d'Emergis. La charge de rémunération liée au régime d'octroi d'actions assujetties à des restrictions s'est chiffrée à 0,4 M$ et à 0,6 M$ pour le trimestre et le semestre terminés le 30 juin 2006, respectivement. Les capitaux propres comprennent le solde reporté connexe au titre de la rémunération à base d'actions d'un montant de 1,6 M$ au 30 juin 2006.

3. Produits relatifs au règlement de contrats

En décembre 2004, la Société a reçu un montant de 3,4 M$ US (4,2 M$) au titre du règlement de la résiliation anticipée d'un contrat de licence de service et de logiciels conclu en 2001 avec un client de la facturation électronique et pour des services de transition fournis en 2005 à ce client. Pour le trimestre et le semestre terminés le 30 juin 2005, la Société a comptabilisé des produits de 0,9 M$ et de 1,8 M$, respectivement, au titre des services de transition et des montants de 1,2 M$ et de 2,4 M$, respectivement, au titre des produits relatifs au règlement de contrats.

4. Activités abandonnées

En mars 2004, la Société a procédé à la vente de ses activités liées aux organismes dispensateurs de services à tarifs préférentiels et de gestion des soins de santé, soit ses activités dans le secteur de la santé aux États-Unis. En mai 2005, la Société a conclu la vente de ses activités de solutions de prêt électronique aux États-Unis.

En avril 2006, la Société a reçu un deuxième et dernier paiement en espèces de 6,3 M$ US (7,1 M$) dans le cadre de l'accord lié à la vente de l'ancienne filiale exerçant des activités dans le secteur de la santé aux États-Unis. La filiale détenait des options pour l'achat d'un certain nombre de titres d'une société ouverte. Bien que ces options aient été conservées par la filiale lors de sa vente par la Société, la convention de vente prévoyait un ajustement de prix permettant à la Société de conserver les avantages économiques associés à l'exercice de ces options ou à l'achat de celles-ci par un tiers. Dans le cadre de l'accord, la Société a reçu un premier paiement en espèces de 9,0 M$ US (10,9 M$) durant le deuxième trimestre de 2005. Le paiement final a été comptabilisé comme un gain à la vente et inclus dans les produits liés aux activités abandonnées du deuxième trimestre de 2006.

Les résultats d'exploitation et les flux de trésorerie des activités dans le secteur de la santé et des activités de solutions de prêt électronique aux États-Unis sont présentés à titre d'activités abandonnées dans un poste distinct des états financiers consolidés intermédiaires.

EMERGIS INC.
NOTES COMPLÉMENTAIRES
Pour le trimestre et le semestre terminés le 30 juin 2006
En millions de dollars canadiens, sauf les données par action (non vérifié)

4. Activités abandonnées (suite)

Les résultats des activités abandonnées présentés dans les états consolidés des résultats intermédiaires ci-joints se détaillaient comme suit :

	Pour les trimestres terminés les 30 juin				Pour les semestres terminés les 30 juin			
	2006	2005			2006	2005		
	Santé aux É.-U.	Santé aux É.-U.	Prêt électronique aux É.-U.	Total	Santé aux É.-U.	Santé aux É.-U.	Prêt électronique aux É.-U.	Total
Produits d'exploitation	-	-	0,4	0,4	-	-	1,2	1,2
Coûts directs	-	-	0,6	0,6	-	-	1,2	1,2
Marge brute	-	-	(0,2)	(0,2)	-	-	-	-
Charges								
Exploitation	-	-	0,1	0,1	-	-	0,5	0,5
Ventes et marketing	-	-	0,2	0,2	-	-	0,7	0,7
Recherche et développement, montant net	-	-	0,1	0,1	-	-	0,1	0,1
Frais généraux et administratifs	-	-	0,3	0,3	-	-	0,7	0,7
	-	-	0,7	0,7	-	-	2,0	2,0
Perte avant les éléments suivants			(0,9)	(0,9)			(2,0)	(2,0)
Amortissement des immobilisations corporelles	-	-	-	-	-	-	0,1	0,1
Amortissement des actifs incorporels	-	-	0,3	0,3	-	-	0,9	0,9
Gain à la vente d'actifs destinés à la vente	(7,0)	(0,7)	(9,8)	(10,5)	(7,0)	(0,7)	(9,8)	(10,5)
Bénéfice avant impôts sur les bénéfices	7,0	0,7	8,6	9,3	7,0	0,7	6,8	7,5
Impôts sur les bénéfices	-	-	-	-	-	-	-	-
Bénéfice net lié aux activités abandonnées	7,0	0,7	8,6	9,3	7,0	0,7	6,8	7,5

Les flux de trésorerie liés aux activités abandonnées présentés dans les états consolidés des flux de trésorerie intermédiaires ci-joints se détaillaient comme suit :

	Pour les trimestres terminés les 30 juin		Pour les semestres terminés les 30 juin	
	2006	2005	2006	2005
Activités d'exploitation	-	(1,1)	-	(4,3)
Activités d'investissement	-	-	-	-
Activités de financement	-	-	-	-
Gain de change sur l'encaisse détenue en devises	-	0,3	-	0,4
Flux de trésorerie liés aux activités abandonnées	-	(0,8)	-	(3,9)

4. Activités abandonnées (suite)

Poursuite de MultiPlan

En 2004, la Société a consenti une indemnité à l'acheteur dans la convention de vente touchant ses activités liées aux organismes dispensateurs de services à tarifs préférentiels. L'indemnité couvre principalement toute violation de déclarations et de garanties et tout engagement supérieur à 2,0 M$ US, mais inférieur à 53,3 M$ US, sauf les passifs d'impôts et certaines autres déclarations pour lesquels il n'existe aucun montant déductible ou maximal. Les déclarations et les garanties de la Société sont demeurées en vigueur jusqu'à la fin d'avril 2005, sauf en ce qui a trait à certaines réclamations effectuées avant ce moment, aux passifs d'impôts et à certaines autres déclarations qui demeurent en vigueur jusqu'à l'échéance des prescriptions applicables.

En avril 2005, MultiPlan, Inc., l'acheteur des activités liées aux organismes dispensateurs de services à tarifs préférentiels, a déposé devant la cour fédérale de New York une poursuite dans laquelle elle demande, entre autres mesures de redressement, une indemnité de plus de 64 M$ US pour les dommages qu'elle aurait subis dans le cadre de l'achat. La poursuite fait valoir diverses revendications relatives à la convention d'achat. La poursuite avait trait, entre autres, au versement d'une indemnité relative à des réclamations présumées faites par des hôpitaux d'un montant de 14 M$ US. MultiPlan a informé la Société qu'elle avait réglé ces réclamations d'hôpitaux pour un montant de 750 000 $ US. La Société a déposé une requête visant à faire rejeter certaines réclamations contenues dans la poursuite. En vertu du droit américain, cette requête, déposée au début de la procédure, est fondée uniquement sur des motifs d'ordre juridique, elle suppose que toutes les allégations de fait contenues dans la poursuite sont vraies et elle a été engagée avant toute enquête préalable. La requête ne remet pas en cause les allégations de fait, mais souligne l'incapacité du demandeur d'alléguer suffisamment de faits pour soutenir une réclamation fondée en droit. Une décision accordant la requête réduira la portée de la cause, mais n'éliminera pas la poursuite. Si la requête est rejetée, la Société retiendra toutes les défenses factuelles ou autres dans le cadre de la poursuite.

La Société continue de croire que les allégations ne sont pas fondées et elle prend toutes les mesures appropriées pour faire valoir son point de vue énergiquement. Les honoraires liés à sa défense dans le cadre de cette poursuite ainsi que tout autre ajustement lié aux activités dans le secteur de la santé aux États-Unis sont comptabilisés dans la période au cours de laquelle ils sont engagés et sont inclus dans le bénéfice lié aux activités abandonnées.

5. Composantes capitaux propres

Le capital-actions déclaré et le surplus d'apport se détaillent comme suit au 30 juin 2006 :

Capital-actions	Nombre d'actions	Émis et entièrement libéré
Solde au 1er janvier 2006	93 408 677	0,1
Émission d'actions ordinaires, a)	375	-
Rachat d'actions ordinaires, b)	(839 100)	-
Solde au 30 juin 2006	92 569 952	0,1

Surplus d'apport	
Solde au 1er janvier 2006	1 430,2
Rachat d'actions ordinaires, b)	(4,1)
Montant lié à la rémunération à base d'actions, c)	0,2
Solde au 30 juin 2006	1 426,3

a) En vue d'acquérir 375 actions ordinaires pour une contrepartie en espèces de 2 000 $, 375 options sur actions ont été exercées.

b) En vertu des modalités d'une offre publique de rachat dans le cours normal des activités en vigueur au 2 mars 2006, la Société a racheté 839 100 actions pour une contrepartie totale de 4,1 M$, incluant les charges connexes. La totalité des 839 100 actions ont été réglées, payées et annulées au 30 juin 2006. Ce montant a réduit le surplus d'apport.

c) Au cours du semestre terminé le 30 juin 2006, la Société a passé en charges un montant de 0,2 M$ lié aux options sur actions. Ce montant a été affecté au surplus d'apport.

Offre publique de rachat dans le cours normal des activités

À la suite de l'échéance d'une offre publique de rachat dans le cours normal des activités, le 15 février 2006, la Société a amorcé une seconde offre publique de rachat dans le cours normal des activités le 2 mars 2006, par l'intermédiaire de la Bourse de Toronto. Les rachats effectués dans le cadre de l'offre publique de rachat n'excéderont pas 5 970 000 actions ordinaires, soit environ 10 % du flottant au 17 février 2006. Les actions ordinaires acquises en vertu de l'offre publique de rachat seront annulées. Les rachats dans le cadre de l'offre publique de rachat peuvent se poursuivre jusqu'au 1er mars 2007, à moins que l'offre ne prenne fin avant cette date. Au cours du semestre terminé le 30 juin 2006, la Société a racheté 839 100 actions en vertu de la seconde offre pour une contrepartie totale de 4,1 M$, incluant les charges connexes. Ces actions ont toutes été réglées, payées et annulées au cours du semestre. Au cours du premier trimestre, aucun achat n'a été effectué en vertu de la première offre.

6. Acquisitions

L'acquisition ci-dessous a été comptabilisée selon la méthode de l'acquisition. Les résultats d'exploitation sont inclus dans les résultats de la Société depuis la date d'acquisition. Le prix d'achat attribué aux relations avec les clients est amorti sur une période de cinq ans. La Société prévoit finaliser la répartition du prix d'achat au cours de 2006. La répartition préliminaire du prix d'achat total de l'acquisition se présente comme suit :

Répartition du prix d'achat total	FrontLine Solutions
Actif à court terme	0,1
Passif à court terme	(0,3)
Produits reportés	(0,4)
Attribution de l'excédent du prix d'achat :	
Relations avec les clients	1,9
Écart d'acquisition	3,1
Coût de l'acquisition	4,4

FrontLine Solutions

Le 26 mai 2006, la Société a acquis certains actifs et pris en charge certains passifs des activités de services de gestion pour les pharmacies de FrontLine Solutions Inc., pour une contrepartie en espèces de 4,2 M$. La Société a également engagé des coûts d'opération de 0,2 M$ relativement à cette acquisition qui se composent essentiellement de coûts d'intégration. Les activités de services de gestion pour les pharmacies, situées en Ontario, fournissent aux pharmacies des solutions pour automatiser le processus d'exécution des ordonnances et une solution intégrée de traitement au point de vente pour les activités en magasin.

National Data Corporation of Canada

En mars 2005, la Société a fait l'acquisition de la totalité des actions émises et en circulation de National Data Corporation of Canada pour une contrepartie totale de 14,3 M$, incluant les coûts d'opération, sous réserve de certaines modalités. En mars 2006, le prix d'achat a été réduit de 0,6 M$ par suite du règlement favorable de demandes d'indemnisation faites par la Société après la clôture. Cette réduction a été imputée à l'écart d'acquisition.

7. Frais de restructuration et autres frais

Le tableau suivant présente un rapprochement entre le solde de la provision au titre de la restructuration pour 2004 et le solde combiné des provisions au titre de la restructuration pour 2002 et 2003 exigible au 30 juin 2006.

	2004	2003 et 2002	Total
Solde au 1er janvier 2006	3,5	2,9	6,4
Paiements effectués au cours du semestre	(1,5)	(1,4)	(2,9)
Solde au 30 juin 2006	2,0	1,5	3,5

Au 30 juin 2006, le solde des provisions au titre de la restructuration se chiffrait à 3,5 M$, soit un montant de 1,3 M$ inclus dans les créditeurs et charges à payer et un montant de 2,2 M$ inclus dans la tranche à long terme des crédits reportés et autres passifs.

8. Bénéfice net par action

Le rapprochement du bénéfice net (de la perte nette) dilué(e) lié(e) aux activités poursuivies et du bénéfice net par action pour les trimestres et les semestres terminés les 30 juin est présenté dans le tableau suivant :

	Pour le trimestre terminé le 30 juin 2006			Pour le semestre terminé le 30 juin 2006		
	Bénéfice net (numérateur)	Nombre d'actions (dénominateur)	Montant par action ($)	Bénéfice net (numérateur)	Nombre d'actions (dénominateur)	Montant par action ($)
Bénéfice net lié aux activités poursuivies attribuable aux actionnaires ordinaires	3,2	92 957 402	0,03	6,9	93 150 806	0,07
Options dilutives		168 357			159 793	
Bénéfice net lié aux activités poursuivies attribuable aux actionnaires ordinaires et conversions hypothétiques	3,2	93 125 759	0,03	6,9	93 310 599	0,07
Bénéfice net attribuable aux actionnaires ordinaires	10,2	92 957 402	0,11	13,9	93 150 806	0,15
Options dilutives		168 357			159 793	
Bénéfice net attribuable aux actionnaires ordinaires et conversions hypothétiques	10,2	93 125 759	0,11	13,9	93 310 599	0,15

EMERGIS INC.

NOTES COMPLÉMENTAIRES

Pour le trimestre et le semestre terminés le 30 juin 2006

En millions de dollars canadiens, sauf les données par action (non vérifié)

8. Bénéfice net par action (suite)

	Pour le trimestre terminé le 30 juin 2005			Pour le semestre terminé le 30 juin 2005		
	Bénéfice net (numérateur)	Nombre d'actions (dénominateur)	Montant par action ($)	Bénéfice net (numérateur)	Nombre d'actions (dénominateur)	Montant par action ($)
Bénéfice net (perte nette) lié(e) aux activités poursuivies attribuable aux actionnaires ordinaires	2,2	101 871 929	0,02	(1,7)	102 582 948	(0,02)
Options dilutives		-			a)	
Bénéfice net (perte nette) lié(e) aux activités poursuivies attribuable aux actionnaires ordinaires et conversions hypothétiques	2,2	101 871 929	0,02	(1,7)	102 582 948	(0,02)
Bénéfice net attribuable aux actionnaires ordinaires	11,5	101 871 929	0,11	5,8	102 582 948	0,06
Options dilutives		-			a)	
Bénéfice net attribuable aux actionnaires ordinaires et conversions hypothétiques	11,5	101 871 929	0,11	5,8	102 582 948	0,06

a) Il n'y a eu aucun effet dilutif sur la perte liée aux activités poursuivies ni sur la perte nette.

Les titres ci-dessous ont été exclus du calcul du bénéfice net (de la perte nette) dilué(e) lié(e) aux activités poursuivies par action et du bénéfice net dilué par action étant donné qu'ils auraient eu un effet antidilutif ou que le cours moyen du marché des actions sous-jacentes était inférieur au prix d'exercice des titres.

(nombre d'actions)	Pour les trimestres terminés les 30 juin 2006	2005	Pour les semestres terminés les 30 juin 2006	2005
Options non dilutives	**1 157 643**	1 929 696	**1 157 643**	1 928 735
Options dilutives	**s.o.**	s.o.	**s.o.**	961

9. Information sectorielle

La Société exerce actuellement ses activités en fonction de deux secteurs isolables, soit le secteur Santé et le secteur Finance.

Santé : Les principales activités exercées par la Société dans le secteur de la santé sont l'adjudication des demandes de règlement de médicaments et le transport des demandes de règlement de médicaments et de soins dentaires essentiellement pour le compte de sociétés d'assurance canadiennes. La Société exploite également une plate-forme de traitement des demandes que nous avons conçue à l'intention de la plus importante commission de santé et sécurité au travail du pays. La Société offre aussi des solutions de gestion pour les pharmacies qui automatisent le processus d'exécution des ordonnances et les activités en magasin. La Société travaille actuellement à l'élaboration d'une solution sécurisée d'adjudication des demandes de règlement de soins médicaux et d'un système d'information sur les médicaments.

Finance : Ce secteur offre des solutions d'affaires électroniques dans le secteur des services financiers aux institutions financières, aux grandes entreprises de même qu'aux intervenants juridiques en immobilier. Ce secteur d'exploitation met l'accent sur les solutions de gestion de trésorerie, le traitement et l'enregistrement électroniques de documents de prêt et les autorisations d'opérations sur cartes de débit et de crédit.

Activités secondaires : Les activités secondaires ont pris fin en date du 30 juin 2004. En 2005 et en 2006, cependant, la Société a contrepassé certaines charges d'impôts liées à ces activités.

En millions de dollars canadiens, sauf les données par action (non vérifié)

9. Information sectorielle (suite)

Le tableau ci-dessous présente les activités poursuivies et l'écart d'acquisition de chaque secteur :

	Pour les trimestres terminés les 30 juin							
	Santé		Finance		Activités secondaires		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Produits d'exploitation	25,6	22,5	14,6	18,2	-	-	40,2	40,7
Coûts directs	4,2	4,2	2,4	2,8	(0,1)	-	6,5	7,0
Marge brute	21,4	18,3	12,2	15,4	0,1	-	33,7	33,7
BAIIA[1]	5,3	3,6	2,2	2,9	0,3	-	7,8	6,5
Écart d'acquisition au 30 juin	47,0	44,2	10,7	11,9	-	-	57,7	56,1

	Pour les semestres terminés les 30 juin							
	Santé		Finance		Activités secondaires		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Produits d'exploitation	50,5	43,9	30,0	35,3	-	-	80,5	79,2
Coûts directs	8,9	8,9	4,2	5,0	(0,2)	-	12,9	13,9
Marge brute	41,6	35,0	25,8	30,3	0,2	-	67,6	65,3
BAIIA[1]	9,6	8,0	5,4	5,4	0,5	-	15,5	13,4
Écart d'acquisition au 30 juin	47,0	44,2	10,7	11,9	-	-	57,7	56,1

[1] Le terme BAIIA (bénéfice avant intérêts, impôts et amortissement) n'a pas de définition normalisée selon les PCGR du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres sociétés. La Société le définit comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, le gain ou la perte de change ainsi que les impôts sur les bénéfices. Le BAIIA est présenté de manière uniforme d'une période à l'autre et il concorde, sur une base consolidée, avec le montant indiqué dans l'état consolidé des résultats au poste « Bénéfice avant les éléments suivants ».

Il n'y a aucune opération intersectorielle ni différence importante entre les conventions comptables des secteurs et de l'entreprise dans son ensemble. Les secteurs de la Société partagent l'utilisation de l'infrastructure de ses immobilisations. Par conséquent, la Société ne présente pas une mesure du total de l'actif par secteurs. De plus, aux fins du processus décisionnel, la Société n'effectue pas de répartition de l'actif dans la présentation des rapports à la direction.

9. Information sectorielle (suite)

Renseignements par régions géographiques

Le tableau ci-dessous donne des renseignements par régions géographiques au sujet des produits d'exploitation liés aux activités poursuivies de la Société :

	Pour les trimestres terminés les 30 juin				Pour les semestres terminés les 30 juin			
Produits d'exploitation	2006		2005		2006		2005	
Canada	**38,3**	**95%**	36,1	89%	**76,0**	**94%**	69,4	88%
États-Unis	**1,9**	**5%**	4,6	11%	**4,5**	**6%**	9,8	12%
Total	**40,2**	**100%**	40,7	100%	**80,5**	**100%**	79,2	100%

10. Garanties

Dans le cours normal de ses activités, la Société conclut de nombreuses conventions qui peuvent contenir certaines caractéristiques répondant à la définition de garantie selon la note d'orientation concernant la comptabilité no 14, intitulée « Informations à fournir sur les garanties ». Les garanties ou les indemnités sont liées à des opérations comme les cessions d'activités, la vente d'actifs, la vente de services et l'octroi de licences.

Cessions d'activités et vente d'actifs

Dans le cadre de cessions d'activités ou de la vente d'actifs, la Société convient généralement de verser certaines indemnisations à l'acheteur pour les coûts engagés et les pertes subies en raison de divers événements, notamment les violations de déclarations et de garanties, la résolution de passifs éventuels résultant des activités ou des actifs cédés ou de nouveaux avis de cotisation concernant des déclarations de revenus antérieures liées aux activités ou actifs cédés.

Le montant de telles indemnités sera généralement limité par la convention. Le risque éventuel maximal en vertu de ces garanties représentait un montant cumulatif d'environ 71,9 M$ au 30 juin 2006, excluant les passifs liés aux impôts et à certains autres éléments pour lesquels aucun montant maximal n'a été précisé dans les conventions. Les réclamations en vertu de ces déclarations et de ces garanties doivent être effectuées au plus tard le 1er juillet 2007, sauf en ce qui a trait aux passifs liés aux impôts et à certains autres éléments qui sont en vigueur jusqu'à l'échéance prévue par la loi sur la prescription applicable ou jusqu'à l'échéance établie dans l'entente. Un montant de 0,7 M$ a été comptabilisé dans le bilan consolidé au 30 juin 2006 relativement à ce type d'indemnité ou de garantie. Historiquement, la Société n'a effectué aucun paiement important en vertu de ces indemnités ou garanties.

10. Garanties (suite)

Autres engagements d'indemnisation

De plus, la Société offre des indemnités à d'autres parties dans des opérations comme la vente de services et l'octroi de licences. Ces engagements d'indemnisation exigent de la Société qu'elle verse une indemnisation aux autres parties pour les coûts engagés à la suite de demandes de règlement résultant d'un litige ou de sanctions prévues par la loi ou de dommages que pourraient subir lesdites autres parties. La Société n'est pas à même d'évaluer raisonnablement les montants potentiels maximaux qu'elle pourrait devoir payer aux autres parties. Certaines conventions fixent des montants potentiels maximaux en fonction des frais payés par les autres parties, alors que d'autres n'établissent pas de montant maximal ou de période de temps limitée. Les montants dépendent également de l'issue d'événements ou de situations futurs dont la probabilité ne peut être déterminée. Au 30 juin 2006, aucun montant n'avait été comptabilisé dans le bilan consolidé relativement à ce type d'indemnisation ou de garantie. Historiquement, la Société n'a effectué aucun paiement important en vertu de tels engagements d'indemnisation.

11. Événement postérieur à la date du bilan

Le 7 juillet 2006, la Société a fait l'acquisition de la totalité des actions émises et en circulation de DINMAR Consulting Inc. Le prix d'achat de DINMAR était de 32 M$ dont une tranche de 26 M$ payée en espèces, sous réserve d'ajustements à la clôture, et 6 M$ d'actions ordinaires du trésor d'Emergis dont 3 M$ d'actions ont été émises à la clôture de l'acquisition (0,6 million d'actions à 5,07 $ l'action, la valeur par action était calculée selon l'entente) et 3 M$ d'actions (0,6 million d'actions à 5,07 $ l'action) doivent être émises dans 9 mois sous réserve de demandes d'indemnisation éventuelles. Une contrepartie additionnelle pouvant atteindre 8 M$ pourrait être versée si les performances financières de DINMAR excédaient ses objectifs de base au cours des 12 prochains mois. La moitié de cette contrepartie conditionnelle de 8 M$ peut être payée, au gré d'Emergis, en actions d'Emergis. DINMAR, située à Ottawa, est un fournisseur de solutions technologiques de dossier de santé électronique et de services professionnels destinés au secteur de la santé.

EMERGIS INC.
Rapport de gestion pour le semestre terminé le 30 juin 2006

Le présent rapport de gestion passe en revue le rendement et la situation financière de la Société et doit être lu conjointement avec les états financiers consolidés non vérifiés et les notes complémentaires pour les deuxièmes trimestres de 2006 et de 2005, avec le rapport de gestion du rapport annuel de 2005, y compris la section portant sur les risques et les incertitudes, et avec les états financiers consolidés vérifiés et les notes complémentaires du rapport annuel de 2005 déposé sur le site Web SEDAR à l'adresse www.sedar.com et accessible sur notre site Web à l'adresse www.emergis.com. Les facteurs de risque présentés dans le rapport de gestion de notre rapport annuel de 2005 et dans notre notice annuelle de 2005 déposés auprès des autorités de réglementation canadiennes sont intégrés par renvoi aux présentes et demeurent essentiellement inchangés.

Nos états financiers sont préparés conformément aux principes comptables généralement reconnus (les « PCGR ») du Canada. Tous les montants sont libellés en dollars canadiens, à moins d'indication contraire. Les termes « nous », « notre », « nos », « Société » et « Emergis » renvoient à Emergis Inc. et à ses filiales.

Mise en garde au sujet des énoncés prospectifs

Certaines informations qui figurent dans ce rapport de gestion, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communiqués sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont assujetties à des risques, à des incertitudes et à des hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives à nos objectifs et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à nos opinions, nos plans, nos attentes, nos prévisions, nos estimations et nos intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent rapport de gestion décrivent nos attentes au 28 juillet 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption de nos solutions par nos clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe du processus de conclusion et le rythme d'obtention de contrats du gouvernement, les capacités élaborées à l'interne par nos propres clients leur permettant d'offrir les services que nous offrons pour leur compte, notre aptitude à nous adapter à l'évolution rapide de notre industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de nos résultats d'exploitation, notre capacité à faire des acquisitions et à les intégrer, l'échec ou des modifications importantes de nos alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, notre aptitude à attirer ou à retenir des employés clés, notre capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur nos informations prospectives pour arrêter des décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent rapport de gestion, nous n'avons pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, nous avons supposé le renouvellement de certains contrats conclus avec des clients. Chaque année, Emergis doit renouveler d'importants contrats conclus avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, nous avons supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur notre capacité d'effectuer des prévisions. Nous avons présumé un certain rythme de concrétisation de ces occasions que nous estimons raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire et régulière de nos produits d'exploitation et de notre bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. Nous avons présumé un certain degré de progression qui pourrait ne pas être atteint. Nous avons également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter à la rubrique « Risques et incertitudes » du rapport de gestion contenu dans notre rapport annuel de 2005 et à notre notice annuelle de 2005 (à la rubrique « Risques et incertitudes ») déposée auprès des autorités de réglementation canadiennes.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT RAPPORT DE GESTION TRADUISENT NOS ATTENTES AU 28 JUILLET 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, NOUS DÉCLINONS EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

Définitions

Produits récurrents et non récurrents : Nos produits d'exploitation sont tirés de sources récurrentes et non récurrentes. Les produits d'exploitation récurrents comprennent les frais par transaction ou établis à l'usage pour l'accès à notre technologie et pour des services de transport, des demandes de règlement, l'adjudication et le paiement de demandes de règlement de médicaments, la gestion de trésorerie, le traitement électronique et l'enregistrement de documents de prêt et l'échange électronique de documents. Les produits récurrents comprennent également la vente de matériel, les frais facturés à l'égard des licences d'utilisation des logiciels pour pharmacies, les frais mensuels fixes ou établis à l'usage, principalement pour des services d'hébergement, des services de réseau sécuritaire, des services d'entretien et d'activation et les intérêts gagnés sur des montants détenus au nom de clients et de tiers. Il est important de noter que les produits d'exploitation récurrents font référence à la nature sous-jacente des produits d'exploitation, comme il est décrit plus haut, et que les produits d'exploitation provenant de contrats qui ne sont pas susceptibles d'être renouvelés seront inclus dans cette catégorie s'ils résultent des activités susmentionnées.

Les produits non récurrents comprennent des honoraires à l'égard de services professionnels de développement, de mise en œuvre, d'installation et d'intégration de nos solutions pour le compte de clients ainsi que les frais ponctuels liés aux licences d'exploitation de brevet à l'égard des logiciels.

Notre convention régissant la constatation des produits d'exploitation est décrite à la note 2 des états financiers consolidés de 2005 figurant dans le rapport annuel de 2005.

Éléments non récurrents : Les éléments non récurrents comprennent les produits relatifs au règlement de contrats, les frais de restructuration et autres frais ainsi que les contrepassations relatives à ces frais, les gains importants à la vente d'actifs, les réductions de valeur d'actifs et les ajustements de taux d'imposition, le cas échéant. Les éléments non récurrents n'incluent pas les charges à payer ni les contrepassations des charges à payer effectuées dans le cours normal des activités.

Mesures financières non définies par les PCGR

BAIIA : Le terme BAIIA (bénéfice avant intérêts, impôts et amortissement) n'a pas de définition normalisée en vertu des PCGR du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres émetteurs. Nous le définissons comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, le gain ou la perte de change ainsi que les impôts sur les bénéfices. Il correspond, sur une base consolidée, au montant présenté au poste « Bénéfice avant les éléments suivants » dans les états consolidés des résultats. Le BAIIA est présenté de manière uniforme d'une période à l'autre.

Nous estimons que le BAIIA est une mesure importante, car il nous permet d'évaluer la performance sur le plan de l'exploitation de nos activités permanentes, avant l'incidence de l'amortissement. Nous excluons l'amortissement étant donné que cet élément est principalement fonction de facteurs hors exploitation comme le coût historique des immobilisations.

Le BAIIA nous permet de comparer notre performance sur le plan de l'exploitation de manière uniforme. Certains investisseurs et analystes utilisent le BAIIA pour évaluer la capacité d'une société d'assurer le service de sa dette et de satisfaire à d'autres obligations de paiement, de même qu'à des fins d'évaluation. Le tableau qui suit présente un rapprochement du BAIIA excluant les éléments non récurrents et du BAIIA :

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2006	2005	**2006**	2005
BAIIA excluant les éléments non récurrents	**7,8**	5,3	**15,5**	11,0
Produits relatifs au règlement de contrats	**-**	1,2	**-**	2,4
BAIIA	**7,8**	6,5	**15,5**	13,4

Bénéfice net (perte nette) lié(e) aux activités poursuivies excluant les éléments non récurrents : Le tableau qui suit présente un rapprochement du bénéfice net (de la perte nette) lié(e) aux activités poursuivies excluant les éléments non récurrents et du bénéfice net (de la perte nette) lié(e) aux activités poursuivies :

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2006	2005	**2006**	2005
Bénéfice net (perte nette) lié(e) aux activités poursuivies excluant les éléments non récurrents	**3,2**	1,0	**6,9**	(4,1)
Produits relatifs au règlement de contrats	**-**	1,2	**-**	2,4
Bénéfice net (perte nette) lié(e) aux activités poursuivies	**3,2**	2,2	**6,9**	(1,7)

Points saillants financiers

États consolidés des résultats

Comparaison entre le trimestre terminé le 30 juin 2006 et le trimestre terminé le 30 juin 2005

- Le total des produits d'exploitation s'est établi à 40,2 M$ en 2006 comparativement à 40,7 M$ en 2005, en raison de la baisse des produits d'exploitation du secteur Finance, partiellement contrebalancée par la hausse des produits d'exploitation du secteur Santé.
- Les produits d'exploitation tirés de sources récurrentes ont diminué, passant de 95 % en 2005 à 91 % en 2006, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique, de l'expiration d'un contrat de services de transition, et de l'augmentation des produits tirés des licences et des services professionnels de notre secteur Santé.
- Les produits d'exploitation du secteur Santé ont grimpé de 14 % en 2006 par rapport à 2005, principalement en raison de la croissance interne des licences et des services professionnels liés aux activités découlant de notre système d'information sur les médicaments et aux services d'adjudication des demandes de règlement et de gestion pour les pharmacies. Ces augmentations ont été partiellement neutralisées par l'échéance, le 31 décembre 2005, d'un contrat relatif au transport des demandes de règlement.
- En 2006, les produits d'exploitation du secteur Finance ont reculé de 20 % par rapport à ceux de 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique, de l'expiration d'un contrat de services de transition, et de la baisse des produits tirés des services professionnels fournis à Visa Commerce.
- Le BAIIA, excluant les éléments non récurrents, a augmenté pour s'établir à 7,8 M$ en 2006 par rapport à 5,3 M$ en 2005. Ce résultat tient aux mesures de compression des coûts, lesquelles comprennent l'augmentation des crédits d'impôt à l'investissement pour les dépenses de recherche scientifique et de développement expérimental (RS&DE) qui ont été estimés pour les exercices passés, conjuguées à la baisse des coûts de télécommunications ainsi que de coûts liés aux installations. Cette augmentation a été partiellement contrebalancée par l'échéance de certains contrats de facturation électronique en 2005.
- Le bénéfice net lié aux activités poursuivies présenté s'est chiffré à 3,2 M$ ou 0,03 $ par action en 2006, comparativement à 2,2 M$ ou 0,02 $ par action en 2005. Cette hausse s'explique principalement par l'amélioration de la rentabilité générale et la baisse de l'amortissement, en partie contrebalancée par l'absence, en 2006, d'un gain de change présent en 2005.

- Le total du bénéfice net s'est chiffré à 10,2 M$ ou 0,11 $ par action en 2006 comparativement à 11,5 M$ ou 0,11 $ par action en 2005.

Comparaison entre le semestre terminé le 30 juin 2006 et le semestre terminé le 30 juin 2005

- Le total des produits d'exploitation s'est établi à 80,5 M$ en 2006 comparativement à 79,2 M$ en 2005, principalement en raison de la hausse des produits d'exploitation du secteur Santé, partiellement contrebalancée par la baisse des produits d'exploitation du secteur Finance.
- Les produits d'exploitation tirés de sources récurrentes ont diminué, passant de 95 % en 2005 à 91 % en 2006, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique, combinée à la hausse des produits tirés des services professionnels.
- Les produits d'exploitation du secteur Santé ont grimpé de 15 % en 2006 par rapport à 2005, principalement en raison de (i) la croissance interne liée aux services d'adjudication des demandes de règlement et des licences et des services professionnels liés à notre système d'information sur les médicaments, et (ii) des acquisitions liées aux services de transport des demandes de règlement et de gestion pour les pharmacies.
- En 2006, les produits d'exploitation du secteur Finance ont reculé de 15 % par rapport à ceux de 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique, de l'expiration d'un contrat de services de transition, et de la baisse des produits tirés des services professionnels fournis à Visa Commerce. Ces diminutions ont été partiellement neutralisées par la croissance interne liée à nos activités de gestion de trésorerie.
- Le BAIIA, excluant les éléments non récurrents, s'est établi à 15,5 M$ en 2006 contre 11,0 M$ en 2005. Cette augmentation est principalement attribuable à nos mesures de compression des coûts, lesquelles comprennent l'augmentation des crédits d'impôt à l'investissement pour les dépenses de RS&DE qui ont été estimés pour les exercices passés, conjuguées à la baisse des coûts liés aux installations ainsi que des coûts de maintenance du matériel.
- Le bénéfice net lié aux activités poursuivies présenté s'est chiffré à 6,9 M$ ou 0,07 $ par action en 2006, comparativement à une perte de (1,7) M$ ou (0,02) $ par action en 2005. Cette hausse s'explique principalement par l'absence, en 2006, d'une perte de change présente en 2005, à la baisse de l'amortissement des immobilisations corporelles et à l'amélioration de la rentabilité générale.
- Le total du bénéfice net s'est chiffré à 13,9 M$ ou 0,15 $ par action en 2006 comparativement à 5,8 M$ ou 0,06 $ par action en 2005.

Bilans consolidés

Comparaison entre le 30 juin 2006 et le 31 décembre 2005

- La trésorerie, les équivalents de trésorerie et les placements temporaires ont diminué, passant de 136,9 M$ au 31 décembre 2005 à 134,5 M$ au 30 juin 2006, en raison principalement de la réduction des créditeurs et charges à payer, de l'acquisition des activités de services de gestion pour les pharmacies de FrontLine Solutions Inc., et du rachat d'actions ordinaires dans le cadre d'une offre publique de rachat dans le cours normal des activités. Cette diminution a été en partie contrebalancée par le bénéfice net lié à l'exploitation ainsi qu'au montant en espèces reçu à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004.

- Notre bilan indique un ratio de liquidité générale (actif à court terme divisé par passif à court terme) de 3,9 fois en juin 2006 comparativement à 3,0 fois en décembre 2005, et un fonds de roulement positif de 119,6 M$ par rapport à 109,3 M$ en 2005. L'actif à court terme a diminué, passant de 163,7 M$ en 2005 à 161,1 M$ en 2006, principalement en raison de l'évolution de la trésorerie, des équivalents de trésorerie et des placements temporaires, comme il est mentionné ci-dessus. Le passif à court terme a également diminué, passant de 54,4 M$ en 2005 à 41,5 M$ en 2006 en raison, principalement, de réductions des créditeurs et charges à payer.

États consolidés des flux de trésorerie

Comparaison entre le trimestre terminé le 30 juin 2006 et le trimestre terminé le 30 juin 2005

- Les flux de trésorerie liés aux activités d'exploitation ont augmenté en 2006 pour s'établir à 9,2 M$, par rapport à 1,3 M$ en 2005, ce qui s'explique essentiellement par la diminution des besoins en fonds de roulement, y compris les décaissements liés à des initiatives de restructuration antérieures.
- Les flux de trésorerie liés aux activités d'investissement ont donné lieu à des rentrées de fonds nettes de 22,4 M$ en 2006, dont une tranche de 19,9 M$ est attribuable à des placements temporaires arrivés à échéance au cours de la période considérée. Une rentrée de fonds supplémentaire reçue à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004 a été en partie contrebalancée par l'acquisition des activités de services de gestion pour les pharmacies de FrontLine Solutions Inc. En 2005, les rentrées de fonds nettes de 19,9 M$ découlaient principalement du produit réalisé à la vente de nos activités de solutions de prêt électronique aux États-Unis et d'un ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004. Ces rentrées de fonds ont été en partie neutralisées par des acquisitions d'immobilisations et par l'acquisition des activités de services de gestion pour les pharmacies de NDCHealth Corporation au Canada.
- Les flux de trésorerie liés aux activités de financement se sont traduits par des sorties de fonds nettes de 5,0 M$ en 2006, par rapport à des sorties de fonds nettes de 12,8 M$ en 2005. Les sorties de fonds de chacun de ces exercices sont attribuables au rachat d'actions dans le cadre de deux offres publiques de rachat dans le cours normal des activités, ainsi qu'au remboursement de dettes à long terme.

Comparaison entre le semestre terminé le 30 juin 2006 et le semestre terminé le 30 juin 2005

- En 2006, les activités d'exploitation ont donné lieu à des rentrées de fonds de 3,9 M$, par rapport à des sorties de fonds de 25,7 M$ en 2005, ce qui s'explique essentiellement par la diminution des besoins en fonds de roulement, y compris la baisse des décaissements liés à des initiatives de restructuration antérieures et l'amélioration du rendement de l'exploitation.
- Les flux de trésorerie liés aux activités d'investissement ont engendré des rentrées de fonds nettes de 60,3 M$ en 2006, dont une tranche de 59,8 M$ est liée à des placements temporaires arrivés à échéance au cours du semestre terminé le 30 juin 2006. Une rentrée de fonds supplémentaire reçue à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004 a été en partie contrebalancée par l'acquisition des activités de services de gestion pour les pharmacies de FrontLine Solutions Inc. En 2005, les rentrées de fonds nettes de 4,2 M$ découlaient principalement du produit réalisé à la vente de nos activités de solutions de prêt électronique aux États-Unis et d'un ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004, en partie contrebalancée par l'acquisition des activités de transport des demandes de règlement et des activités de services de gestion pour les pharmacies de NDCHealth Corporation au Canada.

- Les flux de trésorerie liés aux activités de financement se sont traduits par des sorties de fonds nettes de 6,6 M$ en 2006, par rapport à des sorties de fonds nettes de 16,1 M$ en 2005. Les sorties de fonds de chacun de ces exercices sont attribuables au rachat d'actions dans le cadre de deux offres publiques de rachat dans le cours normal des activités, ainsi qu'au remboursement de dettes à long terme.

Points saillants de l'entreprise

Acquisition de FrontLine Solutions Inc.
Le 26 mai 2006, nous avons acquis certains actifs et pris en charge certains passifs des activités de services de gestion pour les pharmacies de FrontLine Solutions Inc., pour une contrepartie en espèces de 4,2 M$. Nous avons également engagé des coûts d'opération de 0,2 M$ relativement à cette acquisition qui se composent essentiellement de coûts d'intégration. Les activités de services de gestion pour les pharmacies, situées en Ontario, fournissent aux pharmacies des solutions pour automatiser le processus d'exécution des ordonnances et une solution intégrée de traitement au point de vente pour les activités en magasin.

Ajustement du prix du désinvestissement dans les activités du secteur de la santé aux États-Unis
En avril 2006, nous avons reçu un deuxième et dernier paiement en espèces de 6,3 M$ US (7,1 M$ CA) à titre d'ajustement du prix obtenu pour les activités dans le secteur de la santé aux États-Unis que nous avons vendues en 2004. Nous avons reçu un premier paiement en espèces de 9,0 M$ US (10,9 M$ CA) durant le deuxième trimestre de 2005. Des gains à la vente de 1,2 M$ et de 7,1 M$, respectivement, ont été comptabilisés pour chacun des premier et deuxième paiements en espèces reçus, et sont inclus dans les produits liés aux activités abandonnées.

Offre publique de rachat dans le cours normal des activités
En février 2006, nous avons annoncé une deuxième offre publique de rachat dans le cours normal des activités, laquelle s'étendra du 2 mars 2006 au 1er mars 2007. Les achats réalisés en vertu de l'offre n'excéderont pas 5 970 000 actions ordinaires. Au 28 juillet 2006, 839 100 actions ordinaires avaient été rachetées et annulées en vertu de la seconde offre à un prix moyen de 4,88 $ par action pour un coût total de 4,1 M$, incluant les charges connexes.

Résultats d'exploitation

Produits d'exploitation du trimestre

Produits d'exploitation par secteur de clientèle

Comparaison entre le trimestre terminé le 30 juin 2006 et le trimestre terminé le 30 juin 2005

				2006				2005
	Produits récurrents	Produits non récurrents	Total	% du total	Produits récurrents	Produits non récurrents	Total	% du total
Santé	**23,6**	**2,0**	**25,6**	**64**	22,3	0,2	22,5	55
Finance	**12,8**	**1,8**	**14,6**	**36**	16,5	1,7	18,2	45
Total	**36,4**	**3,8**	**40,2**	**100**	38,8	1,9	40,7	100

Le total des produits d'exploitation générés en 2006 s'est établi à 40,2 M$, comparativement à 40,7 M$ en 2005. Les produits d'exploitation récurrents ont diminué, passant de 38,8 M$ en 2005 à 36,4 M$ en 2006, en raison du recul dans le secteur Finance, qui a été contrebalancé en partie par la croissance dans le secteur Santé. Les produits d'exploitation récurrents représentent 91 % du total des produits d'exploitation en 2006, soit une diminution par rapport à 95 % en 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique, de l'expiration d'un contrat de services de transition, et d'une augmentation des produits d'exploitation tirés des licences et des services professionnels du secteur Santé.

Les produits d'exploitation réalisés aux États-Unis ont diminué, passant de 11 % du total des produits d'exploitation en 2005 à 5 % en 2006, principalement en raison de la réduction progressive de nos activités de facturation électronique mentionnée plus haut.

Santé : En 2006, les produits d'exploitation du secteur Santé ont augmenté de 14 % comparativement à 2005, principalement en raison de la croissance interne des licences et des services professionnels liés aux activités découlant de notre système d'information sur les médicaments, et aux services d'adjudication des demandes de règlement et des services de gestion pour les pharmacies. Ces augmentations ont été partiellement contrebalancées par l'échéance, le 31 décembre 2005, d'un contrat de transport des demandes de règlement. Les produits d'exploitation provenant de sources récurrentes ont diminué, passant de 99 % en 2005 à 92 % en 2006, principalement en raison des augmentations susmentionnées des produits tirés des licences et des services professionnels.

Finance : Les produits d'exploitation du secteur Finance ont diminué de 20 % en 2006 par rapport à 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique, de l'expiration d'un contrat de services de transition, et de la baisse des produits tirés des services professionnels fournis à Visa Commerce. Les produits d'exploitation récurrents représentent 88 % du total des produits d'exploitation du secteur Finance en 2006, soit une diminution par rapport à 91 % en 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique et de l'expiration d'un contrat de services de transition susmentionnées.

Produits d'exploitation depuis le début de l'exercice

Produits d'exploitation par secteur de clientèle

Comparaison entre le semestre terminé le 30 juin 2006 et le semestre terminé le 30 juin 2005

				2006				2005
	Produits récurrents	**Produits non récurrents**	**Total**	**% du total**	Produits récurrents	Produits non récurrents	Total	% du total
Santé	**47,3**	**3,2**	**50,5**	**63**	42,9	1,0	43,9	55
Finance	**25,8**	**4,2**	**30,0**	**37**	32,4	2,9	35,3	45
Total	**73,1**	**7,4**	**80,5**	**100**	75,3	3,9	79,2	100

Le total des produits d'exploitation générés en 2006 s'est établi à 80,5 M$, comparativement à 79,2 M$ en 2005, en raison de la croissance dans le secteur Santé, qui a été contrebalancée en partie par le recul dans le secteur Finance. Les produits d'exploitation récurrents représentent 91 % du total des produits d'exploitation en 2006, soit une diminution par rapport à 95 % en 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique et d'une augmentation des produits d'exploitation tirés des licences et des services professionnels.

Les produits d'exploitation réalisés aux États-Unis sont passés de 12 % du total des produits d'exploitation en 2005 à 6 % en 2006, principalement en raison de la réduction progressive de nos activités de facturation électronique.

Santé : En 2006, les produits d'exploitation du secteur Santé ont augmenté de 15 % comparativement à 2005, principalement en raison de (i) la croissance interne liée aux services d'adjudication des demandes de règlement et des licences et des services professionnels liés aux activités découlant de notre système d'information sur les médicaments, et (ii) de l'acquisition d'activités de transport des demandes de règlement et d'activités de services de gestion pour les pharmacies. Les produits d'exploitation récurrents du secteur Santé représentent 94 % du total des produits d'exploitation de ce secteur en 2006, soit une diminution par rapport à 98 % en 2005, principalement en raison de l'augmentation susmentionnée des produits tirés des licences et des services professionnels.

Finance : Les produits d'exploitation du secteur Finance ont diminué de 15 % en 2006 par rapport à 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique, de l'expiration d'un contrat de services de transition, et de la baisse des produits tirés des services professionnels fournis à Visa Commerce. Cette baisse a été en partie contrebalancée par la croissance interne liée à nos activités de gestion de trésorerie. Les produits d'exploitation récurrents du secteur Finance représentent 86 % du total des produits d'exploitation de ce secteur en 2006, soit une diminution par rapport à 92 % en 2005, principalement en raison de la réduction progressive des activités commerciales de notre solution de facturation électronique et de l'expiration d'un contrat de services de transition susmentionnées.

Produits relatifs au règlement de contrats

Pour le trimestre et le semestre terminés le 30 juin 2005, nous avons comptabilisé des montants de 1,2 M$ et de 2,4 M$, respectivement, en règlement de contrats.

Coûts directs et marge brute

Comparaison entre le trimestre terminé le 30 juin 2006 et le trimestre terminé le 30 juin 2005

	Santé		Finance		Activités secondaires		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Produits d'exploitation	**25,6**	22,5	**14,6**	18,2	**-**	-	**40,2**	40,7
Coûts directs	**4,2**	4,2	**2,4**	2,8	**(0,1)**	-	**6,5**	7,0
Marge brute	**21,4**	18,3	**12,2**	15,4	**0,1**	-	**33,7**	33,7
Marge brute en %	**84 %**	81 %	**84 %**	85 %	**-**	-	**84 %**	83 %

Comparaison entre le semestre terminé le 30 juin 2006 et le semestre terminé le 30 juin 2005

	Santé		Finance		Activités secondaires		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Produits d'exploitation	**50,5**	43,9	**30,0**	35,3	**-**	-	**80,5**	79,2
Coûts directs	**8,9**	8,9	**4,2**	5,0	**(0,2)**	-	**12,9**	13,9
Marge brute	**41,6**	35,0	**25,8**	30,3	**0,2**	-	**67,6**	65,3
Marge brute en %	**82 %**	80 %	**86 %**	86 %	**-**	-	**84 %**	82 %

Les coûts directs comprennent les coûts des télécommunications liés aux services fournis aux clients, le coût des produits ou services achetés précisément pour des projets de clients, les redevances payables à des tiers relativement à certains produits, et les frais de personnel découlant de l'installation et de l'intégration de projets précis de clients directement liés aux produits d'exploitation.

Tant pour le trimestre que depuis le début de l'exercice, du côté du secteur Santé, l'augmentation de notre marge brute tenait principalement à l'échéance d'un contrat de transport des demandes de règlement à faible marge, en 2005, partiellement contrebalancée par des acquisitions dont les coûts directs sont plus élevés. La marge brute du secteur Finance s'est établie à un niveau semblable à celui de 2005 tant pour le trimestre que depuis le début de l'exercice.

Charges d'exploitation

Comparaison entre le trimestre et le semestre terminés le 30 juin 2006 et le trimestre et le semestre terminés le 30 juin 2005

	Trimestres terminés les 30 juin				Semestres terminés les 30 juin			
	2006		2005		**2006**		2005	
	$	% des produits d'exploitation	$	% des produits d'exploitation	$	% des produits d'exploitation	$	% des produits d'exploitation
Exploitation	**10,0**	**25**	10,8	27	**20,8**	**26**	21,2	27
Ventes et marketing	**4,3**	**11**	5,0	12	**8,8**	**11**	9,2	12
Recherche et développement	**6,4**	**16**	7,0	17	**13,2**	**16**	13,6	17
Frais généraux et administratifs	**5,2**	**13**	5,6	14	**9,3**	**12**	10,3	13
Total	**25,9**	**64**	28,4	70	**52,1**	**65**	54,3	69
Employés - activités poursuivies à la fin	**847**		859		**847**		859	

Exploitation : Les charges d'exploitation se composent principalement de frais liés au personnel et de frais connexes, de coûts de maintenance des logiciels et du matériel, de coûts de télécommunications ainsi que de coûts liés aux installations ayant trait à chacun des secteurs d'activité. La diminution des charges, pour le trimestre, s'explique principalement par la réduction des coûts liés aux installations, à la maintenance du matériel et aux télécommunications. Depuis le début de l'exercice, les charges ont diminué principalement en raison de la baisse des coûts liés à la maintenance du matériel et aux installations, conjuguée à la contrepassation de certaines charges d'impôts dans nos activités secondaires. La diminution des charges a été en partie contrebalancée par les acquisitions.

Ventes et marketing : Les charges liées aux ventes et au marketing comprennent essentiellement des frais liés au personnel, de même que des charges découlant des services de consultation, de la promotion et de salons professionnels et d'autres charges liées au développement de solutions existantes et futures. Les charges ont diminué, tant pour le trimestre que depuis le début de l'exercice, en raison principalement de la baisse des coûts de consultation. Depuis le début de l'exercice, la diminution a été en partie contrebalancée par les coûts des acquisitions et la hausse des frais moyens liés au personnel.

Recherche et développement : Les frais de recherche et de développement se composent essentiellement des frais liés au personnel et de coûts de consultation liés à la mise au point de nouvelles solutions ainsi qu'à l'amélioration et à la maintenance des solutions existantes. Tant pour le trimestre que depuis le début de l'exercice, ces frais ont diminué en raison principalement de l'augmentation des crédits d'impôt à l'investissement pour les dépenses de RS&DE qui ont été estimés pour les exercices passés, et de la baisse des coûts liés à la maintenance des solutions existantes. Cette diminution a été en partie neutralisée par les frais de développement supplémentaires qui avaient trait à nos activités découlant de notre système d'information sur les médicaments et de nos activités d'adjudication de demandes de règlement dentaires.

Frais généraux et administratifs : Les frais généraux et administratifs se composent principalement des frais liés au personnel dans les services d'entreprise, ainsi que d'autres frais généraux comme les honoraires, les assurances et les loyers. Tant pour le trimestre que depuis le début de l'exercice, les frais ont diminué en raison principalement de la réduction des coûts liés aux installations. Depuis le début de l'exercice, cette baisse a été accentuée par le règlement d'un litige avec un client de services d'échange électronique de documents existant, qui s'est traduit par la contrepassation nette d'un montant de 0,5 M$. Cette diminution a été contrebalancée en partie par l'absence, en 2006, de réductions de certaines provisions pour éventualités, qui étaient présentes en 2005.

Effectif : Le nombre total d'employés affectés aux activités poursuivies a diminué, passant de 859 personnes au 30 juin 2005 à 847 personnes au 30 juin 2006.

BAIIA

Comparaison entre le trimestre et le semestre terminés le 30 juin 2006 et le trimestre et le semestre terminés le 30 juin 2005

	Trimestres terminés les 30 juin				Semestres terminés les 30 juin			
	2006		2005		2006		2005	
	$	Marge en %	$	Marge en %	$	Marge en %	$	Marge en %
Santé	**5,3**	**21**	3,6	16	**9,6**	**19**	8,0	18
Finance	**2,2**	**15**	1,7	9	**5,4**	**18**	3,0	8
Total des activités de base	**7,5**	**19**	5,3	13	**15,0**	**19**	11,0	14
Activités secondaires	**0,3**	**-**	-		**0,5**	**-**		
Total partiel excluant les éléments non récurrents :	**7,8**	**19**	5,3	13	**15,5**	**19**	11,0	14
Produits relatifs au règlement de contrats			1,2				2,4	
Total	**7,8**	**19**	6,5	16	**15,5**	**19**	13,4	17

Santé : Tant pour le trimestre que depuis le début de l'exercice, le BAIIA du secteur Santé a augmenté, en raison principalement de la croissance interne liée à nos services d'adjudication des demandes de règlement et de gestion pour les pharmacies, des produits tirés des licences et des services professionnels liés aux activités découlant de notre système d'information sur les médicaments et de l'augmentation des crédits d'impôt à l'investissement pour les dépenses de RS&DE qui ont été estimés pour les exercices passés. Cette hausse a été en partie contrebalancée par les charges liées au développement de nos activités d'adjudication des demandes de règlement dentaires et de l'augmentation de la proportion de nos frais généraux et administratifs et des autres charges indirectes affectée à notre secteur Santé par rapport à notre secteur Finance. Cette affectation est déterminée annuellement en fonction des produits d'exploitation prévus au budget.

Finance : Tant pour le trimestre que depuis le début de l'exercice, le BAIIA du secteur Finance a augmenté en raison de nos efforts de compression des coûts, de la diminution de la proportion de nos frais généraux et administratifs et des autres charges indirectes affectée à notre secteur Finance par rapport à notre secteur Santé, ainsi que de l'augmentation des crédits d'impôt à l'investissement pour les dépenses de RS&DE qui ont été estimés pour les exercices passés. Cette augmentation a été contrebalancée en partie par la perte de l'apport provenant des activités commerciales de notre solution de facturation électronique, qui ont fait l'objet d'une réduction progressive, et par l'expiration d'un contrat de services de transition. La hausse du BAIIA trimestriel de 2006 par rapport à celui de 2005 a également été atténuée par la baisse des produits tirés des services professionnels.

Activités secondaires : Tant pour le trimestre que depuis le début de l'exercice, le BAIIA tiré des activités secondaires était lié à la contrepassation de certaines charges d'impôts.

Autres charges

Comparaison entre le trimestre et le semestre terminés le 30 juin 2006 et le trimestre et le semestre terminés le 30 juin 2005

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2006	2005	**2006**	2005
BAIIA total avant les éléments suivants	**7,8**	6,5	**15,5**	13,4
Amortissement des immobilisations corporelles	**2,0**	3,0	**4,1**	6,4
Amortissement des actifs incorporels	**2,5**	2,7	**4,9**	5,2
Intérêts créditeurs	**(1,2)**	(0,9)	**(2,2)**	(1,8)
Intérêts sur la dette à long terme	**0,3**	0,4	**0,5**	0,8
Perte (gain) à la vente d'actifs	**-**	-	**0,1**	(0,1)
Perte (gain) de change	**0,1**	(1,4)	**0,1**	3.8
Bénéfice (perte) lié(e) aux activités poursuivies avant impôts sur les bénéfices	**4,1**	2,7	**8,0**	(0,9)
Impôts sur les bénéfices	**0,9**	0,5	**1,1**	0,8
Bénéfice net (perte nette) lié(e) aux activités poursuivies	**3,2**	2,2	**6,9**	(1,7)
Bénéfice net lié aux activités abandonnées	**7,0**	9,3	**7,0**	7,5
Bénéfice net	**10,2**	11,5	**13,9**	5,8
Bénéfice (perte) de base et dilué(e) par action lié(e) aux activités poursuivies	**0,03**	0,02	**0,07**	(0,02)
Bénéfice de base et dilué par action lié aux activités abandonnées	**0,08**	0,09	**0,08**	0,08
Bénéfice de base et dilué par action	**0,11**	0,11	**0,15**	0,06

Amortissement des immobilisations corporelles : Tant pour le trimestre que depuis le début de l'exercice, l'amortissement était inférieur en raison de la diminution des dépenses en immobilisations.

Amortissement des actifs incorporels : L'amortissement des actifs incorporels a diminué au cours du trimestre, principalement en raison du fait que certains actifs incorporels ont été entièrement amortis au cours de 2005, facteur partiellement contrebalancé par une augmentation de l'amortissement des relations avec les clients découlant de l'acquisition des activités de services de gestion pour les pharmacies de FrontLine Solutions Inc. et des activités de services de gestion pour les pharmacies de NDCHealth Corporation au Canada. La baisse observée depuis le début de l'exercice, principalement attribuable au fait que certains actifs incorporels ont été entièrement amortis au cours de 2005, a été en partie contrebalancée par l'augmentation de l'amortissement des relations avec les clients découlant de l'acquisition des activités de services de gestion pour les pharmacies de FrontLine Solutions Inc., ainsi que des activités de services de transport des demandes de règlement et de gestion pour les pharmacies de NDCHealth Corporation au Canada.

Intérêts créditeurs : Tant pour le trimestre que depuis le début de l'exercice, les intérêts créditeurs ont augmenté surtout par suite de la hausse des taux d'intérêt sur les placements temporaires.

Intérêts sur la dette à long terme : Tant pour le trimestre que depuis le début de l'exercice, les intérêts sur la dette à long terme ont diminué en raison de l'encours moyen de la dette en 2006 qui est inférieur à celui de 2005.

Perte (gain) de change : Au deuxième trimestre de 2005, le gain de change découlait essentiellement de la réduction de l'investissement net dans des filiales étrangères et d'un gain de change provenant de placements à court terme libellés en dollars américains. Pour 2005, la perte de change depuis le début de l'exercice avait principalement trait à une diminution de l'investissement net dans des filiales étrangères.

Bénéfice net (perte nette) lié(e) aux activités poursuivies

Le bénéfice net lié aux activités poursuivies a totalisé 3,2 M$ ou 0,03 $ par action pour le trimestre, sur une base entièrement diluée, en 2006, comparativement à 2,2 M$ ou 0,02 $ par action, sur une base entièrement diluée, en 2005. Cette augmentation est principalement attribuable à l'amélioration de la rentabilité générale et à la baisse de l'amortissement des immobilisations corporelles, en partie contrebalancée par l'absence, en 2006, à la fois d'un gain de change et d'un bénéfice tiré du règlement de contrats présents en 2005.

Le bénéfice net lié aux activités poursuivies a totalisé 6,9 M$ ou 0,07 $ par action depuis le début de l'exercice, sur une base entièrement diluée, en 2006, comparativement à une perte nette de (1,7) M$ ou (0,02) $ par action, sur une base entièrement diluée, en 2005. L'augmentation s'explique essentiellement par l'absence, en 2006, d'une perte de change présente en 2005, par la baisse de l'amortissement des immobilisations corporelles et par l'amélioration de la rentabilité générale, en partie contrebalancée par l'absence, en 2006, d'un bénéfice tiré du règlement de contrats présents en 2005.

Activités abandonnées

En 2006, le bénéfice net lié aux activités abandonnées est presque entièrement attribuable à la réception, au deuxième trimestre, d'un paiement en espèces d'un montant de 7,1 M$ à titre d'ajustement du prix obtenu pour les activités dans le secteur de la santé aux États-Unis que nous avons vendues en 2004. En 2005, les activités abandonnées, qui incluaient nos anciennes activités de solutions de prêt électronique aux États-Unis et dans le secteur de la santé aux États-Unis, se sont soldées par un bénéfice net de 9,3 M$ pour le deuxième trimestre, et de 7,5 M$ depuis le début de l'exercice. La note 4 des états financiers consolidés intermédiaires non vérifiés donne le détail des résultats des activités abandonnées présentés dans les états des résultats.

Bénéfice net

Le bénéfice net pour le trimestre s'est chiffré à 10,2 M$ ou 0,11 $ par action contre 11,5 M$ ou 0,11 $ par action en 2005. Cette diminution s'explique principalement par la baisse du bénéfice net lié aux activités abandonnées et par l'absence, en 2006, d'un gain de change présent en 2005, en partie contrebalancée par l'amélioration de la rentabilité générale et la baisse de l'amortissement des immobilisations corporelles en 2006. Depuis le début de l'exercice, le bénéfice net s'est chiffré à 13,9 M$ ou 0,15 $ par action, comparativement à 5,8 M$ ou 0,06 $ par action pour 2005. L'augmentation est essentiellement attribuable à la réduction d'une perte de change, à la baisse de l'amortissement des immobilisations corporelles et à l'amélioration de la rentabilité générale en 2006.

Situation de trésorerie et sources de financement

Le tableau qui suit présente un sommaire de nos flux de trésorerie tant pour le trimestre que depuis le début de l'exercice, et devrait être lu parallèlement à nos états consolidés des flux de trésorerie intermédiaires non vérifiés :

Comparaison entre le trimestre et le semestre terminés le 30 juin 2006 et le trimestre et le semestre terminés le 30 juin 2005

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2006	2005	**2006**	2005
Flux de trésorerie liés aux activités d'exploitation	**9,2**	1,3	**3,9**	(25,7)
Flux de trésorerie liés aux activités d'investissement	**22,4**	19,9	**60,3**	4,2
Flux de trésorerie liés aux activités de financement	**(5,0)**	(12,8)	**(6,6)**	(16,1)
Autres	**(0,2)**	(0,8)	**(0,2)**	(0,6)
Augmentation (diminution) de l'encaisse liée aux activités poursuivies	**26,4**	7,6	**57,4**	(38,2)
Flux de trésorerie liés aux activités abandonnées		(0,8)		(3,9)
Augmentation (diminution) de l'encaisse	**26,4**	6,8	**57,4**	(42,1)
Trésorerie et équivalents de trésorerie au début	**108,1**	155,9	**77,1**	204,8
Trésorerie et équivalents de trésorerie à la fin	**134,5**	162,7	**134,5**	162,7
Placements temporaires à la fin	**-**	-	**-**	-
Trésorerie, équivalents de trésorerie et placements temporaires à la fin	**134,5**	162,7	**134,5**	162,7

Au 30 juin 2006, la trésorerie, les équivalents de trésorerie et les placements temporaires s'élevaient à 134,5 M$ comparativement à 162,7 M$ au 30 juin 2005. Cette diminution découlait principalement du rachat d'actions dans le cadre d'une importante offre publique de rachat que nous avons réalisée et de deux offres publiques de rachat dans le cours normal des activités. Elle tenait aussi à une réduction des créditeurs et charges à payer, y compris les paiements liés à notre initiative de restructuration entreprise en novembre 2004. Les décaissements ont été neutralisés en partie par le bénéfice lié aux activités d'exploitation et par la réception d'un montant de 7,1 M$ à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis.

Nous avions accès à des marges de crédit totalisant 8,0 M$ au 30 juin 2006 (8,0 M$ au 31 décembre 2005). Au 30 juin 2006, un montant de 4,4 M$ (4,4 M$ au 31 décembre 2005) représentant des lettres de crédit irrévocables garantissant des engagements au titre de contrats de location-exploitation avait été tiré sur ces facilités.

Activités d'exploitation

Pour le trimestre, les activités d'exploitation ont généré des flux de trésorerie positifs de 9,2 M$, comparativement à 1,3 M$ en 2005, en raison principalement de la baisse des besoins en fonds de roulement, y compris les décaissements liés à des initiatives de restructuration antérieures.

En 2006, les activités d'exploitation ont engendré des rentrées de fonds de 3,9 M$, contre des sorties de fonds de 25,7 M$ en 2005, une situation en partie attribuable à la baisse des besoins en fonds de roulement, y compris les décaissements liés à des initiatives de restructuration antérieures, et par l'amélioration du rendement de l'exploitation.

Activités d'investissement

Pour le trimestre, les flux de trésorerie liés aux activités d'investissement ont donné lieu à des rentrées nettes de 22,4 M$ en 2006, dont une tranche de 19,9 M$ est liée aux placements temporaires venus à échéance au cours du trimestre considéré. Une rentrée de fonds supplémentaire de 7,1 M$ est liée au montant en espèces reçu à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004. Ces rentrées ont été en partie contrebalancée par des sorties de fonds de 4,2 M$ pour l'acquisition des activités de services de gestion pour les pharmacies de FrontLine Solutions Inc. et de 0,7 M$ pour l'acquisition d'immobilisations. En 2005, les rentrées de fonds nettes de 19,9 M$ découlaient principalement du produit de 15,1 M$ réalisé à la vente de nos activités de solutions de prêt électronique aux États-Unis et de la première contrepartie en espèces d'un montant de 10,9 M$ reçue à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004. Ces rentrées de fonds ont été en partie neutralisées par des acquisitions d'immobilisations totalisant 2,8 M$ et par un montant de 1,8 M$ déboursé aux fins de l'acquisition des activités de services de gestion pour les pharmacies de NDCHealth Corporation au Canada.

Depuis le début de l'exercice, les flux de trésorerie liés aux activités d'investissement ont engendré des rentrées nettes de 60,3 M$ en 2006, dont une tranche de 59,8 M$ est liée aux placements temporaires venus à échéance au cours du semestre terminé le 30 juin 2006. Une rentrée de fonds supplémentaire de 7,1 M$ est liée au deuxième montant en espèces reçu à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004. Ces rentrées ont été en partie contrebalancée par une sortie de fonds de 4,2 M$ pour l'acquisition des activités de services de gestion pour les pharmacies de FrontLine Solutions Inc. En 2005, une rentrée de fonds nette de 4,2 M$ découlait principalement du produit en espèces de 14,0 M$ réalisé à la vente de différentes entreprises (déduction faite des frais de cession) et de la première contrepartie en espèces d'un montant de 10,9 M$ reçue à titre d'ajustement du prix obtenu à la vente de nos activités dans le secteur de la santé aux États-Unis en 2004. Ces rentrées de fonds ont été en partie neutralisées par des sorties de fonds de 15,2 M$ et de 5,6 M$, liées respectivement à des acquisitions et à des dépenses en immobilisations.

Activités de financement

Les flux de trésorerie liés aux activités de financement du trimestre ont entraîné des sorties nettes de 5,0 M$ en 2006, comparativement à des sorties nettes de 12,8 M$ en 2005. Depuis le début de l'exercice, les flux de trésorerie liés aux activités de financement ont entraîné des sorties nettes de 6,6 M$ en 2006, comparativement à des sorties nettes de 16,1 M$ en 2005. Ces sorties de fonds sont principalement attribuables aux actions que nous avons rachetées dans le cadre de deux offres publiques de rachat dans le cours normal des activités et au remboursement sur la dette à long terme.

Activités abandonnées

En 2005, les flux de trésorerie affectés aux activités abandonnées se sont chiffrés à 0,8 M$ pour le trimestre et à 3,9 M$ depuis le début de l'exercice.

Instruments financiers

Nos principaux instruments financiers comprenaient la trésorerie, les équivalents de trésorerie, des placements temporaires, des débiteurs, certains actifs compris dans les autres actifs à court terme, des créditeurs et charges à payer et la dette à long terme.

Nous n'avons fait l'acquisition d'aucun instrument dérivé afin de gérer notre risque de taux d'intérêt. Notre risque de taux d'intérêt est minime puisque notre dette à long terme porte intérêt à des taux fixes et est principalement composée de contrats de location-acquisition.

Arrangements hors bilan

Dans le cadre de la cession d'activités ou de la vente d'actifs, nous convenons généralement de verser certaines indemnisations à l'acheteur pour les coûts engagés et les pertes subies en raison de divers événements, notamment les violations de déclarations et de garanties, la résolution de passifs éventuels résultant des activités ou des actifs cédés ou de nouveaux avis de cotisation concernant des déclarations de revenus antérieures liées aux activités ou aux actifs cédés.

Le montant de telles indemnités sera généralement limité par la convention. Le risque éventuel maximal en vertu de ces garanties représentait un montant cumulatif d'environ 71,9 M$ au 30 juin 2006, excluant les passifs liés aux impôts et à certains autres éléments pour lesquels aucun montant maximal n'a été précisé dans les conventions. Les réclamations en vertu de ces déclarations et de ces garanties doivent être effectuées au plus tard le 1er juillet 2007, sauf en ce qui a trait aux passifs liés aux impôts et à certains autres éléments qui sont en vigueur jusqu'à l'échéance prévue par la loi sur prescription applicable ou jusqu'à l'échéance établie dans l'entente. Un montant de 0,7 M$ a été comptabilisé dans le bilan consolidé au 30 juin 2006 relativement à ce type d'indemnité ou de garantie. Historiquement, la Société n'a effectué aucun paiement important en vertu de ces indemnités ou garanties.

Au 30 juin 2006, la Société avait 66,4 M$ de fonds en circulation (60,6 M$ au 31 décembre 2005), qui représentaient des montants reçus ou à recevoir de compagnies d'assurance pour le règlement en leur nom de demandes de règlement en matière de soins de santé payables aux professionnels de la santé relativement à ces demandes de règlement. Ces montants ont été présentés en fonction d'un montant net puisqu'ils ne nous appartiennent pas. Nous agissons à titre d'agent payeur.

Du fait de notre acquisition de Gestion InfoPharm, nous avons pris à notre charge des emprunts ne portant pas intérêt de 3,9 M$, desquels une somme de 2,4 M$ a été remboursée en décembre 2005. Le solde de 1,5 M$ a été remboursé en mai 2006. En parallèle, nous avons pris à notre charge des billets symétriques portant intérêt à 6,35 %, venus à échéance en mai 2006 en ce qui concerne l'emprunt de 1,5 M$, et de 5,5 % en ce qui concerne l'emprunt de 2,4 M$, qui est arrivé à échéance en décembre 2005. Ces billets symétriques ont été affectés en garantie des emprunts. Jusqu'au moment de leur annulation, les billets donnés en garantie ont permis de rembourser la totalité des versements de capital requis, les emprunts ont été compensés et les montants des emprunts et des billets ont ainsi été présentés dans notre bilan consolidé sur une base nette.

Titres en circulation

Au 28 juillet 2006, le nombre d'actions ordinaires en circulation s'élevait à 93 161 668 et le nombre d'options octroyées, à 1 799 072. Les options peuvent être exercées à raison de une contre une, soit contre des actions ordinaires.

Renseignements additionnels

Poursuite de MultiPlan : En avril 2005, MultiPlan, Inc., l'acheteur de notre ancienne filiale exerçant des activités dans le secteur de la santé aux États-Unis, a déposé devant la cour fédérale de New York une poursuite dans laquelle elle demande, entre autres mesures de redressement, une indemnité de plus de 64 M$ US pour les dommages qu'elle aurait subis dans le cadre de l'achat. La poursuite fait valoir diverses revendications liées à la convention d'achat. La poursuite avait trait, entre autres, au versement d'une indemnité relative à des réclamations présumées faites par des hôpitaux d'un montant de 14 M$ US. MultiPlan nous a informés qu'elle avait réglé ces réclamations d'hôpitaux pour un montant de 750 000 $ US. Nous avons déposé une requête visant à faire rejeter certaines réclamations contenues dans la poursuite. En vertu du droit américain, cette requête, déposée au début de la procédure, est fondée uniquement sur des motifs d'ordre juridique, elle suppose que toutes les allégations de faits contenues dans la poursuite sont vraies et elle a été engagée avant toute enquête préalable. La requête ne remet pas en cause les allégations de faits, mais souligne l'incapacité du demandeur d'alléguer suffisamment de faits pour soutenir une réclamation fondée en droit. Une décision accordant la requête réduira la portée de la cause, mais n'éliminera pas la poursuite. Si la requête est rejetée, nous retiendrons toutes les défenses factuelles ou autres dans le cadre de la poursuite. Nous continuons de croire que les allégations ne sont pas fondées et nous prenons toutes les mesures appropriées pour faire valoir notre point de vue énergiquement.

Événement postérieur à la date du bilan

Le 7 juillet 2006, nous avons fait l'acquisition de la totalité des actions émises et en circulation de DINMAR Consulting Inc. Le prix d'achat de DINMAR était de 32 M$ dont une tranche de 26 M$ payée en espèces, sous réserve d'ajustements à la clôture et 6 M$ d'actions ordinaires du trésor d'Emergis dont 3 M$ d'actions ont été émises à la clôture de l'acquisition (0,6 million d'actions à 5,07 $ l'action, la valeur par action était calculée selon l'entente) et 3 M$ d'actions (0,6 million d'actions à 5,07 $ l'action) doivent être émises dans 9 mois sous réserve de demandes d'indemnisation éventuelles. Une contrepartie additionnelle pouvant atteindre 8 M$ pourrait être versée si les performances financières de DINMAR excédaient ses objectifs de base au cours des 12 prochains mois. La moitié de cette contrepartie conditionnelle de 8 M$ peut être payée, au gré d'Emergis, en actions d'Emergis. DINMAR, située à Ottawa, est un fournisseur de solutions technologiques de dossier de santé électronique et de services professionnels destinés au secteur de la santé.

Estimations comptables cruciales

Au sujet de l'ICCA : L'Institut Canadien des Comptables Agréés (l'ICCA) est l'organisme chargé d'établir les normes de comptabilité et de certification au Canada pour les entreprises, les organismes sans but lucratif et les gouvernements. Dans le cadre de son mandat, l'ICCA publie des directives sur le contrôle et la gouvernance ainsi que de la documentation professionnelle, développe des programmes de formation continue et représente la profession comptable à l'échelle nationale et internationale.

À la note 2 des états financiers consolidés de 2005, nous présentons un sommaire des principales conventions comptables. Pour comprendre nos résultats d'exploitation et notre situation financière, il est essentiel de connaître certaines des conventions comptables utilisées pour dresser nos états financiers consolidés.

Ces conventions comptables importantes exigent que nous fassions des estimations, posions des hypothèses et exercions notre jugement, ce qui a une incidence sur les montants présentés et la présentation des actifs et des passifs ainsi que sur la mesure et la constatation des produits et des charges. Ces estimations et hypothèses peuvent exiger l'évaluation de facteurs dont l'issue finale est incertaine. Les résultats réels futurs pourraient différer de ces estimations et avoir une incidence importante sur nos résultats financiers et notre situation financière. Nous avons établi des procédures de contrôle pour assurer l'application uniforme des conventions comptables. Nous devons en outre évaluer de manière continue les estimations que nous utilisons.

Nous fondons nos estimations sur notre expérience passée et sur d'autres facteurs que nous croyons être raisonnables dans les circonstances. Puisqu'ils comportent, à divers degrés, une part de jugement et d'incertitude, les montants actuellement présentés dans les états financiers consolidés pourraient, dans le futur, s'avérer inexacts. Nous considérons que les estimations décrites sous cette rubrique jouent un rôle important dans la compréhension par le lecteur de nos états financiers, puisque ces estimations sont fondées sur notre jugement et sur des facteurs qui sont hautement incertains.

Nos conventions comptables importantes, à l'exception des conventions comptables adoptées récemment précisées ci-après, demeurent essentiellement inchangées et sont intégrées aux présentes au moyen d'un renvoi à nos états financiers consolidés de 2005.

Conventions comptables adoptées récemment

En 2005, l'ICCA a publié le chapitre 3831 du *Manuel*, intitulé « Opérations non monétaires », qui s'applique aux opérations engagées dans les périodes ouvertes à compter du 1er janvier 2006. Ce chapitre exige que les opérations non monétaires soient comptabilisées à la juste valeur sauf si l'opération ne présente aucune substance commerciale, si elle représente un échange de stocks, si elle est un transfert non monétaire et non réciproque au profit des propriétaires ou si elle ne peut être évaluée de façon fiable. L'adoption de ce nouveau chapitre n'a pas eu d'incidence sur les états financiers consolidés intermédiaires.

Perspectives

Pour 2006, nous continuons de cibler l'amélioration des produits d'exploitation, du BAIIA et du bénéfice lié aux activités poursuivies. Les acquisitions réalisées récemment, dans des domaines liés aux services de gestion de dossier de santé électronique et aux services de gestion pour les pharmacies, devraient également contribuer de façon positive aux produits et au BAIIA du deuxième semestre de l'exercice. Le bénéfice par action lié aux activités poursuivies ciblé pour 2006 devrait refléter l'augmentation ciblée du BAIIA, l'incidence de la diminution prévue de l'amortissement des activités existantes et le nombre réduit d'actions ordinaires en circulation découlant des programmes de rachat d'actions entrepris en 2005 et en 2006. Ces incidences positives seront en partie contrebalancées par une augmentation de l'amortissement des actifs incorporels liés aux récentes acquisitions.

Agent de transfert
Compagnie Trust CIBC Mellon
Téléphone : 1 800 387-0825
generalinquiries@cibcmellon.com

Relations avec les investisseurs
1000, rue de Sérigny, bureau 600
Longueuil (Québec) J4K 5B1
CANADA
Téléphone : 450 928-6000
Sans frais : 1 866 363-7447
Télécopieur : 450 928-6807
ri@emergis.com

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